Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

AVANGRID, INC.

NM GREEN HOLDINGS, INC.,

and

PNM RESOURCES, INC.

Dated as of October 20, 2020

(continued)

(continued)

(continued)

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 20, 2020 (this “Agreement”), is entered into among Avangrid, Inc., a New York corporation (“Parent”), NM Green Holdings, Inc., a New Mexico corporation and a direct subsidiary of Parent (“Merger Sub”), and PNM Resources, Inc., a New Mexico corporation (the “Company” and, together with Parent and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the board of directors of the Company (the “Company Board of Directors”), at a meeting duly called and held, has unanimously (i) determined, in good faith, that this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company and its shareholders, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable, consistent with and in furtherance of the Company’s business strategies and in the best interests of the Company and its shareholders and (iv) resolved to recommend the approval of this Agreement and the transactions contemplated hereby, including the Merger, by the shareholders of the Company;

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Parent and its shareholders, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and in the best interests of Parent and its shareholders;

WHEREAS, the board of directors of Merger Sub has (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are fair to, and in the best interests of, Merger Sub, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and in the best interests of Merger Sub;

WHEREAS, concurrently with the execution of this Agreement, Parent, as the sole shareholder of Merger Sub, will act by written consent to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, Iberdrola S.A. (“Iridium”) has delivered to Parent an executed commitment letter, dated as of the date hereof, a copy of which has been made available to the Company on the date hereof (including all exhibits, schedules, annexes and amendments thereto in effect as of the date of this Agreement, the “Commitment Letter”), pursuant to which, subject to the terms and conditions thereof, Iridium has agreed to provide Parent, or arrange the provision to Parent of, funds to the extent necessary for Parent to consummate the Merger, including the payment of the aggregate Per Share Merger Consideration to the Exchange Agent; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 Definitions. The following terms have the meanings set forth in the following sections of this Agreement:

Acceptable Confidentiality Agreement	Section 9.5(a)
Acquisition Proposal	Section 6.1(f)(i)
Affiliate	Section 9.5(b)
Agreement	Preamble
Anti-Corruption Law	Section 9.5(c)
Antitrust Authorities	Section 6.5(c)(i)
Applicable Date	Section 3.6
Articles of Merger	Section 1.4
Average Parent Stock Price	Section 9.5(d)
Bankruptcy and Equity Exception	Section 3.4(a)
Book-Entry Share	Section 2.1(a)
Burdensome Effect	Section 6.5(d)
Business Day	Section 9.5(e)
Cancelled Shares	Section 2.1(a)
Certificate	Section 2.1(a)
CFIUS	Section 9.5(f)
CFIUS Approval	Section 7.1(d)
Charter Documents	Section 9.5(g)
Closing	Section 1.3
Closing Date	Section 1.3
Code	Recitals
Company	Preamble
Company Articles of Incorporation	Section 3.2
Company Board of Directors	Recitals
Company Bylaws	Section 3.2
Company Capitalization Date	Section 3.3(a)
Company Change of Recommendation	Section 6.1(c)
Company Collective Bargaining Agreement	Section 9.5(h)
Company Common Stock	Section 3.3
Company Contacts	Section 6.16(b)
Company Cure Period	Section 8.1(e)(i)
Company Disclosure Schedule	Article III
Company Employees	Section 3.11(a)

Company Financial Advisor	Section 3.18
Company Material Contract	Section 3.8(a)(viii)
Company Material Easement Real Property	Section 3.14(a)
Company Material Leased Real Property	Section 3.14(a)
Company Material Owned Real Property	Section 3.14(a)
Company Material Real Property	Section 3.14(a)
Company Notice	Section 6.1(d)
Company Parties	Section 9.5(i)
Company Plan	Section 3.11(a)
Company Preferred Stock	Section 3.3
Company Recommendation	Section 3.4(b)
Company Regulatory Approvals	Section 7.1(c)
Company Requisite Vote	Section 3.4(a)
Company Restricted Stock Rights	Section 2.2(a)
Company Risk Management Guidelines	Section 3.22(a)
Company SEC Reports	Section 3.7(a)
Company Securities	Section 3.3(b)
Company Share	Section 2.1(a)
Company Shareholders Meeting	Section 6.4
Company Stock Awards	Section 2.2(b)
Company Stock Plan	Section 3.3(a)(iii)
Company Termination Fee	Section 8.2(b)(i)
Confidentiality Agreement	Section 6.7(b)
Consent	Section 3.5(b)
Continuing Employee	Section 6.10(a)
Contract	Section 9.5(j)
Control	Section 9.5(k)
Controlled Group Liability	Section 3.11(d)
COVID Actions	Section 9.5(l)
COVID Company Exception	Section 5.1
COVID Parent Exception	Section 5.2
Credit Facilities	Section 9.5(m)
Derivative Product	Section 9.5(n)
Direct Plan	Section 2.2(c)
Directors Deferred Plan	Section 2.2(d)
Dissenting Shares	Section 2.3
DPA	Section 6.5(c)(ii)
D&O Insurance	Section 6.11(d)
Earned Performance Shares	Section 2.2(b)
Easement	Section 3.14(c)
Effective Time	Section 1.4
End Date	Section 8.1(c)
Environmental Law	Section 3.17(f)
Equity Conversion Factor	Section 9.5(o)
Equity Securities	Section 9.5(p)
ERISA	Section 3.11(a)

ERISA Affiliate	Section 9.5(q)
Exchange Act	Section 9.5(r)
Exchange Agent	Section 2.4(a)
Exchange Fund	Section 2.4(a)
Existing Lenders	Section 6.18
Existing Loan Consent	Section 6.18
Existing Loan Notice	Section 6.18
Expenses	Section 8.3
FERC	Section 9.5(s)
Filing	Section 3.5(b)
Final Exercise Date	Section 2.2(c)
Final Order	Section 9.5(t)
Final Quarterly Dividend	Section 6.15
Four Corners Divestiture Agreements	Section 6.19
FPA	Section 9.5(u)
GAAP	Section 9.5(v)
Government Official	Section 9.5(w)
Governmental Entity	Section 9.5(x)
Hazardous Substance	Section 3.17(f)
HSR Act	Section 9.5(y)
Indemnified Party	Section 6.11(a)
Intellectual Property	Section 9.5(z)
Interim Period	Section 9.5(aa)
Intervening Event	Section 9.5(bb)
Iridium	Recitals
IRS	Section 3.11(b)
Joint Venture	Section 9.5(cc)
knowledge	Section 9.5(dd)
Law	Section 9.5(ee)
Liability	Section 9.5(ff)
Legal Restraint	Section 7.1(b)
Licenses	Section 3.6
Liens	Section 3.14(a)
Material Adverse Effect	Section 9.5(gg)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	Section 2.1(c)
New Mexico Secretary of State	Section 1.4
NMBCA	Section 9.5(ii)
NMPRC	Section 6.7(a)
Notice Period	Section 6.1(d)
NYSE	Section 9.5(kk)
Parent	Preamble
Parent Board of Directors	Recitals
Parent Business Combination	Section 6.2
Parent Contacts	Section 6.16(b)

Parent Cure Period	Section 8.1(d)(i)
Parent Disclosure Schedule	Article IV
Parent Parties	Section 9.5(mm)
Parent Regulatory Approvals	Section 7.1(c)
Parent Regulatory Covenant Breach	Section 8.2(c)
Parent Restricted Stock Rights	Section 2.2(a)
Parent Termination Fee	Section 9.5(nn)
Parties	Preamble
Party	Preamble
Per Share Merger Consideration	Section 2.1(a)
Performance Shares	Section 2.2(b)
Permitted Liens	Section 3.14(a)
Person	Section 9.5(oo)
Personal Information	Section 9.5(pp)
PNM	Section 3.7(a)
President	Section 7.1(d)
Privacy Rules and Policies	Section 9.5(rr)
Proceeding	Section 6.11(a)
Proxy Statement	Section 6.3(b)
PUCT	Section 6.7(a)
PUHCA	Section 9.5(qq)
Regulatory Condition	Section 9.5(ss)
Regulated Operating Subsidiaries	Section 3.19(a)
Representatives	Section 6.1(a)
Required Regulatory Approvals	Section 7.1(c)
Restricted Stock Cash Payouts	Section 2.2(a)
Retention Program	Section 6.10(e)
Sarbanes Oxley Act	Section 3.7(a)
Satisfaction Notice	Section 8.1(d)(iii)
SEC	Section 3.7(a)
Section 53-15-4	Section 2.3
Securities Act	Section 3.7(a)
Series A Preferred Stock	Section 3.3
Significant Subsidiary	Section 9.5(tt)
subsidiary	Section 9.5(vv)
Superior Proposal	Section 6.1(f)(ii)
Surviving Corporation	Section 1.2
Surviving Corporation Bylaws	Section 1.5(c)
Surviving Corporation Charter	Section 1.5(b)
Tax Return	Section 9.5(ww)
Taxes	Section 9.5(xx)
Taxing Authority	Section 9.5(yy)
TNMP	Section 3.7(a)
Trademark	Section 9.5(zz)
Transaction Litigation	Section 6.12
Transition Committee	Section 6.16(b)

Treasury Regulations	Section 9.5(aaa)
Unsatisfied Conditions	Section 8.2(c)
WARN Act	Section 6.10(f)
Willful Breach	Section 9.5(bbb)

SECTION 1.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving entity in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a direct subsidiary of Parent, and the separate corporate existence of the Company, with all of its properties, rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, subject to Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the NMBCA.

SECTION 1.3 Closing. The closing for the Merger (the “Closing”) shall take place at the offices of Troutman Pepper Hamilton Sanders LLP, 875 Third Avenue, New York, New York 10022, at 9:00 a.m., New York City time, on the fifth (5th) Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or (to the extent permitted by applicable Law) waiver of those conditions at the Closing) have been satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.4 Effective Time. At the Closing, the Company and Merger Sub will cause the Merger to be consummated by filing with the Secretary of State of the State of New Mexico (the “New Mexico Secretary of State”) articles of merger (the “Articles of Merger”), to be executed, acknowledged and filed with the New Mexico Secretary of State as provided in Section 53-14-4 of the NMBCA. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the New Mexico Secretary of State or at such later time as may be agreed by the Parties in writing and specified in the Articles of Merger (the “Effective Time”).

SECTION 1.5 Articles of Incorporation; Bylaws.

(a) The name of the Surviving Corporation shall be the name of the Company.

(b) The articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation (except that the name of the Surviving Corporation shall be the name of the Company) (the “Surviving Corporation Charter”), until thereafter amended as provided therein or by applicable Law, in each case, subject to the obligations set forth in Section 6.11.

(c) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation (except that the name of the Surviving Corporation shall be the name of the Company) (the “Surviving Corporation Bylaws”), until thereafter amended as provided therein or by applicable Law, in each case subject to the obligations set forth in Section 6.11.

SECTION 1.6 Directors and Officers.

(a) The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

(b) The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Charter and the Surviving Corporation Bylaws.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or Merger Sub Common Stock:

(a) Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each, a “Company Share”) (other than Company Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and Company Shares owned by the Company or any of its wholly-owned subsidiaries as treasury stock or otherwise, and in each case not held on behalf of third parties (collectively, the “Cancelled Shares”), which shall be treated in accordance with Section 2.1(b), and the Dissenting Shares, which shall be treated in accordance with Section 2.3), shall be automatically converted, in accordance with the procedures set forth in this Agreement, into the right to receive an amount equal to $50.30 per Company Share in cash, without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Company Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Company Shares (other than Cancelled Shares and Dissenting Shares) and each non-certificated Company Share represented by book-entry (a “Book-Entry Share”) (other than Cancelled Shares and Dissenting Shares) shall, in each case, thereafter represent only the right to receive the Per Share Merger Consideration, in each case without interest and subject to compliance with the procedures for surrender as set forth in Section 2.4.

(b) Cancellation of Cancelled Shares. Each Cancelled Share shall automatically, and without any action on the part of the Company, Parent or Merger Sub, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Surviving Corporation Shares. Each share of common stock, no par value, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Corporation.

SECTION 2.2 Treatment of Company Restricted Stock Rights, Performance Shares, Direct Plan, and Directors Deferred Plan.

(a) Treatment of Company Restricted Stock Rights. As of the Effective Time, each outstanding award of restricted stock rights (“Company Restricted Stock Rights”) granted to a member of the board of directors of the Company under the Company Stock Plan or otherwise, other than any Company Restricted Stock Rights granted to a director of the Company with respect to which the director has made a deferral election under the Directors Deferred Plan (as defined below) which are subject to Section 2.2(d) below, shall, automatically and without any required action on the part of the holder thereof, cease to relate to or represent any right to receive Company Common Stock and shall be converted, at the Effective Time, into a right to receive an amount of cash per share equal to the Per Share Merger Consideration. Such cash amounts (the “Restricted Stock Cash Payouts”) shall be payable to the holder of such cancelled Company Restricted Stock Rights on the same terms and conditions as were applicable to the corresponding cancelled Company Restricted Stock Rights, including any applicable vesting acceleration provisions and payment timing provisions, in each case through the Company’s regular payroll processes applicable to such holder. For the avoidance of doubt, the Restricted Stock Cash Payouts will be paid only if and to the extent (and at the same time as) the corresponding cancelled Company Restricted Stock Rights would have vested and been paid in accordance with the terms thereof. As of the Effective Time, all other outstanding Company Restricted Stock Rights under the Company Stock Plan or otherwise, other than any Company Restricted Stock Rights granted to a member of the board of directors of the Company, shall, automatically and without any required action on the part of the holder thereof, cease to relate to or represent any right to receive Company Common Stock and shall be converted, at the Effective Time, into an equivalent award of cash-settled restricted stock rights relating to Parent Common Stock (“Parent Restricted Stock Rights”) on the same terms and conditions as were applicable to the corresponding Company Restricted Stock Rights, including any applicable vesting acceleration provisions and payment timing provisions, except as expressly adjusted hereby. The number of shares of Parent Common Stock covered by each such Parent Restricted Stock Right shall be equal in number to the mathematical result (rounded up to the nearest whole number) of the number of shares of Company Common Stock subject to the corresponding Company Restricted Stock Right multiplied by the Equity Conversion Factor. The cash amount to be paid on settlement of the Parent Restricted Stock Rights shall be determined based on the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by the Parent in good faith following consultation with officers of the Company) on each of the ten (10) consecutive trading days ending on (and including) the trading day that immediately precedes the date the Parent Restricted Stock Rights become vested and payable.

(b) Treatment of Performance Shares. With respect to each outstanding award of performance shares (“Performance Shares”) under the Company Stock Plan or otherwise, prior to the Effective Time, the Company Board of Directors (or its applicable committee) will determine in good faith the number of shares of Company Common Stock that are deemed to be earned under each award of Performance Shares, which number shall, with respect to each award of Performance Shares, be based on the higher of (1) the target level of performance and (2) the actual level of performance determined on a goal-by-goal basis as of the last day of the last month ending before the Effective Time (the “Earned Performance Shares”). As of the Effective Time, the Earned Performance Shares shall, automatically and without any required action on the part of the holder thereof, cease to relate to or represent a right to receive Company Common Stock and shall be converted into a right to receive a cash-settled time-vesting Parent Restricted Stock Right, which shall, provided the applicable service-based vesting conditions are satisfied, vest at the same time as the service-based vesting conditions of the corresponding Earned Performance Shares would have been satisfied, and subject to the same vesting acceleration and payment timing provisions and other terms and conditions as applied to the corresponding Earned Performance Shares, as applicable. The number of shares of Parent Common Stock covered by each such Parent Restricted Stock Right shall be equal in number to the mathematical result (rounded up to the nearest whole number) of the number of Earned Performance Shares to which such Company Restricted Stock Right corresponds multiplied by the Equity Conversion Factor. The cash amount to be paid on settlement of the Parent Restricted Stock Rights shall be determined based on the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source selected by the Parent in good faith following consultation with officers of the Company) on each of the ten (10) consecutive trading days ending on (and including) the trading day that immediately precedes the date the Parent Restricted Stock Rights become vested and payable.

(c) Direct Plan. In accordance with the terms of the Third Amended and Restated PNM Resources, Inc. Direct Plan (as amended, the “Direct Plan”), the Company shall take all actions reasonably necessary to ensure that (i) the right to purchase shares of Company Common Stock under the Direct Plan will be terminated no later than thirty (30) days after the date hereof (the “Final Exercise Date”); (ii) cash dividends and investments received prior to the Final Exercise Date will be used to purchase shares of Company Common Stock pursuant to the terms of the Direct Plan as directed by the Plan Administrator (as defined in the Direct Plan); (iii) no shareholders or interested new investors will be eligible to participate in the Direct Plan or purchase shares of Company Common Stock thereunder after the Final Exercise Date; (iv) any remaining cash not used to purchase shares of Company Common Stock or pay requisite expenses shall be returned to the applicable shareholders or new investors as soon as administratively practicable; (v) each participant in the Direct Plan will be eligible to direct how the shares of Company Common Stock credited to his or her account shall be voted with respect to the Merger; (vi) each share of Company Common Stock issued and outstanding under the Direct Plan shall be automatically converted, in accordance with the procedures set forth in this Agreement, into the right to receive the Per Share Merger Consideration (with any Dissenting Shares to be treated in accordance with Section 2.3); and (vii) the related shares of Company Common Stock shall be cancelled and shall cease to exist pursuant to the terms of this Agreement. The Direct Plan shall terminate immediately following the Effective Time, and the Plan Administrator shall direct the Company to distribute to each participant the Per Share

Merger Consideration held in his or her account as soon as administratively practicable; provided that such termination and all of the related foregoing actions shall be contingent upon the occurrence of the Effective Time. The Company shall provide timely notice of the setting of the Final Exercise Date and termination of the Direct Plan in accordance with the Direct Plan.

(d) Director Deferred Restricted Stock Rights Program. As of the Effective Time, in accordance with the terms of the Director Deferred Restricted Stock Rights Program (the “Directors Deferred Plan”), the Company shall take all actions reasonably necessary to ensure that (i) the Directors Deferred Plan is terminated as of the Effective Time, (ii) no director will be eligible to participate in the Directors Deferred Plan after the Effective Time, except with respect to any outstanding Company Restricted Stock Rights granted to an eligible director of the Company with respect to which the director, prior to the Effective Time, has made a deferral election under the Directors Deferred Plan, which Company Restricted Stock Rights shall be deferred into the Directors Deferred Plan in accordance with the applicable deferral election, (iii) each share of Company Common Stock distributable under the Directors Deferred Plan shall be automatically converted, in accordance with the procedures set forth in this Agreement, into the right to receive the Per Share Merger Consideration, and (iv) the Plan Administrator (as defined in the Directors Deferred Plan) shall direct the Company to distribute to each participant the amounts credited to his or her account in the Directors Deferred Plan as soon as administratively practicable (and no later than thirty (30) days) after the Effective Time to the extent permitted by Section 409A of the Code (any amounts credited to the director’s account in the Directors Deferred Plan after the Effective Time shall be distributed to the participant as soon as administratively practicable (and no later than thirty (30) days) after the amounts are credited to the director’s account in the Directors Deferred Plan and in no event later than one (1) year after the Effective Time); provided, that such termination and all of the related foregoing actions shall be contingent upon the occurrence of the Effective Time, and provided, further, that nothing herein shall preclude a director whose account in the Directors Deferred Plan is not paid as soon as administratively practicable (and no later than thirty (30) days) after the Effective Time from directing the deemed investment in such account to other investments pursuant to the terms of the Directors Deferred Plan.

(e) Treatment of Company Stock Plan. As of the Effective Time, unless otherwise determined and agreed to in writing by Parent, no further Company Restricted Stock Rights, Performance Shares, or other rights with respect to shares of Company Common Stock shall be granted under the Company Stock Plan and the Company Stock Plan shall terminate automatically once there are no further Company Restricted Stock Rights, Performance Shares, or other rights with respect to shares of Company Common Stock outstanding thereunder. Additionally, all Parent Restricted Stock Rights that correspond to Company Restricted Stock Rights and Performance Shares shall become vested and non-forfeitable and all Restricted Stock Cash Payouts that correspond to Company Restricted Stock Rights granted to a member of the board of directors of the Company shall become vested, payable and non-forfeitable, in each case in connection with a termination of the employment or other service of the Person eligible to receive such Parent Restricted Stock Rights and Restricted Stock Cash Payouts, as applicable, with Parent or any subsidiary thereof (including the Surviving Corporation) to the same extent as provided under the Company Stock Plan and award agreement governing the corresponding Company Restricted Stock Right and Performance Share award; provided, however, that Parent Restricted Stock Rights that correspond to Earned Performance Shares in respect of awards granted prior to the date of this Agreement shall, except as otherwise provided in this Agreement, become vested in full (rather than on a pro-rata basis) if the holder’s employment or other service with Parent or any subsidiary thereof (including the Surviving Corporation) is terminated without “cause” or by the holder for “good reason” (as such terms are defined under the Company Stock Plan and award agreement).

(f) No Right to Acquire Shares. The Company shall take all actions reasonably necessary to ensure that, from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Restricted Stock Rights or Performance Shares, subject to the provisions set forth in this Section 2.2.

(g) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board of Directors or the compensation committee of the Company Board of Directors, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.2; provided that such actions shall expressly be conditioned upon the consummation of the Merger and shall be of no effect if this Agreement is terminated without consummation of the Merger. The Company shall not take any action to apply the provisions of Section 11.5 of the Company Stock Plan to the transactions contemplated by this Agreement.

SECTION 2.3 Dissenting Shares. Notwithstanding Section 2.1, Company Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing who is entitled to, and who has demanded, payment for fair value of such Company Shares (“Dissenting Shares”) in accordance with Section 53-15-4 of the NMBCA (“Section 53-15-4”) shall not be converted into the right to receive the Per Share Merger Consideration for each such Dissenting Share, unless and until such holder fails to perfect or effectively withdraws or otherwise loses the right to receive payment of fair value for such holder’s Dissenting Shares in accordance with Section 53-15-4. Any such holder shall instead be entitled only to receive payment of the fair value of such holder’s Dissenting Shares in accordance with the provisions of Section 53-15-4 less any applicable Taxes required to be withheld in accordance with Section 2.4(e) with respect to such payment. At the Effective Time, the Dissenting Shares shall no longer be outstanding, and each holder of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 53-15-4. If, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses the right to receive payment of the fair value of such holder’s Dissenting Shares in accordance with the provisions of Section 53-15-4 (or had not properly demanded payment under Section 53-15-4), then each such Dissenting Share shall be treated as if such Dissenting Share had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration, without interest thereon. The Company will give Parent (a) prompt written notice of any demand for payment of fair value of any Company Shares in accordance with Section 53-15-4, any withdrawals of such demands, and any other communications received by the Company or its Representatives in respect of the demand, withdrawal, or perfection of any rights under Section 53-15-4 and (b) the opportunity to conduct jointly with the Company all negotiations and proceedings with respect to such demands related to any Company Shares under Section 53-15-4. The Company will not, except with the prior written consent of Parent, voluntarily make any payment with respect to any Dissenting Shares or settle or offer to settle any such demands.

SECTION 2.4 Surrender of Company Shares.

(a) Exchange Agent. Prior to the Effective Time, the Company and Parent shall enter into an agreement in form and substance reasonably acceptable to the Company and Parent with an exchange agent selected by Parent with the Company’s prior approval, which approval shall not be unreasonably conditioned, withheld or delayed, (the “Exchange Agent”) for the purpose of delivering or causing to be delivered to each holder of Company Shares (other than Cancelled Shares or Dissenting Shares) the aggregate Per Share Merger Consideration to which the shareholders of the Company shall become entitled in respect of their Company Shares pursuant to this Article II. Parent shall deposit, or cause to be deposited, with the Exchange Agent, (i) at or prior to the Effective Time, a cash amount in immediately available funds sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments of the Per Share Merger Consideration under Section 2.1, and (ii) from time to time, to the extent and when needed, additional cash sufficient to pay any dividends or other distributions pursuant to Section 6.15 (such cash deposited with the Exchange Agent being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Company Shares. The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent; provided that such investments shall be in short-term (i.e., maturities of thirty (30) days or less) obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Ratings Group, a division of McGraw Hill, Inc., respectively. To the extent that there are losses with respect to such investments, or any cash in the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated by Section 2.1(a), Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the cash in the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Exchange Agent pursuant to this Section 2.4(a) shall not be used for any purpose other than as contemplated by this Section 2.4(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail or otherwise provide to each holder of record of Company Shares (other than holders of Cancelled Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as Parent shall reasonably specify after consultation with the Company, specifying that delivery shall be effected, and risk of loss and title shall pass, (x) with respect to Book-Entry Shares, only upon delivery of an “agent’s message”, regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the

Exchange Agent may reasonably request), and (y) with respect to Certificates, only upon delivery of the Certificates (or satisfaction of the replacement requirements in lieu of the Certificates as provided in Section 2.4(f)) and delivery of a duly completed and validly executed letter of transmittal to the Exchange Agent, such transmittal materials to be in such form and have such other provisions as Parent shall reasonably determine after consultation with the Company, and (B) instructions for use in effecting the surrender of the Book-Entry Shares or Certificates (or satisfaction of the replacement requirements in lieu of the Certificates as provided in Section 2.4(f)), as applicable, to the Exchange Agent.

(ii) Certificates. Upon surrender of a Certificate (or satisfaction of the replacement requirements in lieu of the Certificate as provided in Section 2.4(f)) to the Exchange Agent in accordance with the terms of such transmittal materials and instructions and delivery with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.4(e)) equal to (y) the product obtained by multiplying (1) the number of Company Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.4(f)) by (2) the Per Share Merger Consideration, plus (z) any dividends and other distributions such holder has the right to receive pursuant to Section 6.15. No interest will be paid or accrued on any cash amount payable upon due surrender of the Certificates.

(iii) Book-Entry Shares. Each holder of record of one or more Book-Entry Shares (other than Cancelled Shares and Dissenting Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form and such other evidence of surrender, if any, as the Exchange Agent may reasonably request (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence of surrender, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.4(e)) equal to (y) the product obtained by multiplying (1) the number of Company Shares represented by such Book-Entry Shares by (2) the Per Share Merger Consideration, plus (z) any dividends and other distributions such holder has the right to receive pursuant to Section 6.15. No interest will be paid or accrued on any cash amount payable upon due surrender of the Book-Entry Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment of the applicable Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, a check for any cash to be exchanged upon due surrender of such Certificate or Book-Entry Share may be delivered to such transferee or other Person only if the Certificate or Book-Entry Share formerly representing such Company Shares is properly endorsed or shall be otherwise in proper form for transfer and is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Related Charges and Expenses. Until surrendered as contemplated by this Section 2.4(b), each Certificate and each Book-Entry Share shall represent at any time from and after the Effective Time only the right to receive upon such surrender (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, or an “agent’s message,” and such other documents as may reasonably be required pursuant to such instructions or by the Exchange Agent (as applicable)) the applicable Per Share Merger Consideration and any dividends or other distributions with respect to Company Shares payable pursuant to Section 6.15. The Surviving Corporation shall pay all charges and expenses of the Exchange Agent in connection with the exchange of Company Shares for the Per Share Merger Consideration and any dividends or other distributions payable pursuant to Section 6.15.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former shareholders of the Company for twelve (12) months after the Effective Time shall, upon the written demand of Parent, be delivered to Parent. Any former holder of Company Shares (other than a holder of Cancelled Shares or Dissenting Shares) who has not theretofore complied with this Article II shall thereafter be entitled to solely look to Parent, as a general unsecured creditor thereof, for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.4(e)) and any dividends or other distributions such holder has the right to receive pursuant to Section 6.15 upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates) or acceptable evidence of the surrender and cancellation of Book-Entry Shares, without any interest thereon in accordance with the provisions set forth in Section 2.4(b), and Parent shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of their claim for the Per Share Merger Consideration and any dividends or other distributions such holder has the right to receive pursuant to Section 6.15 payable upon due surrender of their Certificates or Book-Entry Shares. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Persons entitled to receive the Per Share Merger Consideration pursuant to this Article II as of a date that is immediately prior to such time as such unclaimed funds would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person entitled thereto.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share is presented (together with the properly delivered and validly executed transmittal materials required by this Section 2.4) to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the consideration provided for in, and in accordance with the procedures set forth in, this Section 2.4. The Per Share Merger Consideration paid upon the surrender of Certificates together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (or upon receipt by the Exchange Agent of an “agent’s message, in the case of Book-Entry Shares, or such other evidence, if any, as the Exchange Agent may reasonably request), in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or such Book-Entry Shares.

(e) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub, the Surviving Corporation and their respective agents (including the Exchange Agent) shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Restricted Stock Rights and Performance Shares, or any other Person who is entitled to receive the Per Share Merger Consideration, any amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or any other applicable state, local or non-U.S. Tax Law. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or any of their respective agents (including the Exchange Agent), such deducted and withheld amounts (i) shall be promptly remitted by Parent, Merger Sub, the Surviving Corporation or their respective agents, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted to the applicable Governmental Entity, shall be treated for all purposes of this Agreement as having been paid to the Person(s) in respect of which such deduction and withholding was made. The Parties and their respective agents (including the Exchange Agent) shall reasonably cooperate in good faith (i) to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required and (ii) to coordinate the deduction and withholding of any Taxes required to be deducted and withheld under any applicable Tax Law.

(f) Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent or the Exchange Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will (i) issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 2.4(e)) equal to the product obtained by multiplying (A) the number of Company Shares represented by such lost, stolen or destroyed Certificate by (B) the Per Share Merger Consideration, plus any dividends and other distributions such holder has the right to receive pursuant to Section 6.15. Delivery of such affidavit and the posting of such bond shall be deemed delivery of a Certificate with respect to the relevant Company Shares for purposes of this Article II.

SECTION 2.5 Adjustments. In the event that the number of Company Shares issued and outstanding after the date hereof and prior to the Effective Time or the number of securities convertible or exchangeable into or exercisable for Company Shares shall have been changed into a different number of Company Shares or securities convertible or exchangeable into or exercisable for Company Shares, as applicable, or securities of a different class as a result, in either case, of a reclassification, stock split (including a reverse stock split), stock dividend, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, then, in each case, the Per Share Merger Consideration and any other number or amount contained herein which is based upon the number of Company Shares shall be equitably adjusted to provide to Parent and the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement (including Section 5.1 and Section 5.2).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Reports filed with, or furnished to, the SEC from and after January 1, 2019 and prior to the date of this Agreement (other than in any “risk factor” disclosure under the heading “Risk Factors” or any forward looking statements contained therein) or (ii) as set forth on the corresponding sections or subsections of the disclosure schedules delivered to Parent and Merger Sub by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 3.1 Organization and Qualification; Subsidiaries.

(a) Each Company Party is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so qualified, or to the extent such concept is applicable, in good standing does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Section 3.1(b) of the Company Disclosure Schedule sets forth a list of all the Company’s subsidiaries and Joint Ventures, including (i) the name of each such entity and its form and jurisdiction of incorporation, (ii) a brief description of the principal line or lines of business conducted by each such entity and (iii) all Equity Securities held by any Person (including the Company) in each such entity. Except (A) as set forth in Section 3.1(b) of the Company Disclosure Schedule or (B) for Equity Securities acquired after the date of this Agreement without violating any covenant or agreement set forth herein, none of the Company nor any of its subsidiaries directly or indirectly owns any Equity Securities in any subsidiaries or Joint Ventures.

SECTION 3.2 Articles of Incorporation and Bylaws. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the Articles of Incorporation, as amended to date (the “Company Articles of Incorporation”), and the Bylaws, as amended to date (the “Company Bylaws”), of the Company as in effect as of the date hereof, and the Charter Documents, of each of the Company’s Significant Subsidiaries, each as in effect as of the date hereof. The Company Articles of Incorporation and the Company Bylaws are in full force and effect. The Company is not in material violation of any provision of the Company Articles of Incorporation or Company Bylaws. The Charter Documents of the Company’s Significant Subsidiaries are in full force and effect, and no Significant Subsidiary is in material violation of any provision of its Charter Documents.

SECTION 3.3 Capitalization. The authorized capital stock of the Company consists of (i) 120,000,000 shares of common stock, no par value (the “Company Common Stock”), and (ii) 10,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which 500,000 shares have been designated Convertible Preferred Shares, Series A (the “Series A Preferred Stock”).

(a) As of the close of business on October 19, 2020 (the “Company Capitalization Date”), the total issued and outstanding equity of the Company, and the total equity reserved for issuance by the Company, consisted of the following equity securities:

(i) 79,653,624 shares of Company Common Stock were issued and outstanding (which number does not include shares of Company Common Stock to which Company Restricted Stock Rights or Performance Shares relate);

(ii) no shares of Company Preferred Stock were issued or outstanding; and

(iii) (A) 168,061 Company Restricted Stock Rights, (B) 217,324 unvested Performance Shares (calculated assuming target level performance achievement), in each such case as granted or provided for under the PNM Resources, Inc. 2014 Performance Equity Plan, as amended (the “Company Stock Plan”) (and applicable award agreements issued thereunder), (C) no options to purchase shares of Company Common Stock outstanding under the Company Stock Plan, (D) no shares of Company Common Stock were held by the Company in its treasury, and (E) 5,630,592 shares of Company Common Stock were reserved for issuance under the Company Stock Plan (excluding the amounts reflected in subclauses (A) and (B) above).

(b) From the close of business on the Company Capitalization Date through the date of this Agreement, no (i) Company Restricted Stock Rights, (ii) Performance Shares (or awards in respect thereof), or (iii) other rights to acquire Company Common Stock under the Company Stock Plan, have been granted, and no shares of Company Common Stock have been issued, except for shares of Company Common Stock issued pursuant to the vesting or settlement of Company Restricted Stock Rights or Performance Shares, in each case in accordance with the terms of the Company Stock Plan. Except as set forth in Section 3.3(a), (1) there are no outstanding or authorized (A) Equity Securities or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for Equity Securities or other voting securities of the Company or (C) subscriptions, options, warrants, calls, phantom stock, rights (including stock appreciation rights), preemptive rights, other Contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or Contract or other rights to acquire from any Company Party, or obligations or agreements of any Company Party to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Securities or other voting securities of any Company Party (collectively, “Company Securities”), and (2) there are no outstanding contractual obligations of any Company Party (A) to repurchase, redeem or otherwise acquire or dispose of, or (B) that contain any right of first refusal with respect to, require the registration for sale of, grant any preemptive or antidilutive rights with respect to, or otherwise restrict any Person from purchasing, selling, pledging or otherwise disposing of, any Company Securities. All outstanding shares of Company Common Stock, and all shares of Company Common Stock reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights, purchase options, call, right of first refusal or any similar right. Each of the outstanding Equity Securities of each of the Company’s subsidiaries and Joint Ventures is duly authorized, validly issued, fully paid and nonassessable and, with respect to the Company’s subsidiaries, all such Equity Securities are owned by the Company or another wholly-owned subsidiary of the Company and are owned free and clear of all Liens. No Company Party has any outstanding any bonds, debentures, notes or other indebtedness or obligations (or commitment, understanding or obligation to issue, sell or extend any such bond, debenture, note or other indebtedness or obligations) the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(c) There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which the Company or any of its subsidiaries is a party in favor of any Person other than the Company or a subsidiary wholly-owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock or other equity interests of the Company or any of its subsidiaries.

(d) No subsidiary or Joint Venture of the Company owns any stock in the Company.

SECTION 3.4 Authority.

(a) The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement, including the Merger, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Shareholders Meeting, or any adjournment or postponement thereof, to approve this Agreement (the “Company Requisite Vote”) and the filing of the Articles of Merger with the New Mexico Secretary of State. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

(b) All of the directors of the Company Board of Directors at a duly called and held meeting, unanimously, (i) determined, in good faith, that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and in the bests interests of the Company and its shareholders, (iv) resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement and the transactions contemplated hereby, including the Merger, (the foregoing clause (iii) and this clause (iv), the “Company Recommendation”) and (v) directed that this Agreement and the Merger be submitted to the shareholders of the Company for their approval. The only vote of the shareholders of the Company, or any other holders of any class or series of the capital stock of the Company, required to approve this Agreement and the transactions contemplated hereby, including the Merger, is the Company Requisite Vote.

SECTION 3.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby does not and will not (i) subject to receipt of the Company Requisite Vote, breach or violate the Charter Documents of any Company Party, or (ii) assuming that all Consents and Filings set forth on Section 3.5(b) of the Company Disclosure Schedule have been made and obtained, and any waiting periods thereunder have terminated or expired, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time, or both) a default under, result in or give to any Person any right of payment (other than payment of the Per Share Merger Consideration on each Company Share pursuant to the terms, and subject to the conditions, of this Agreement), reimbursement, termination, revocation, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien (except a Permitted Lien) upon any of the assets or properties of any Company Party under, any of the terms, conditions or provisions of (A) subject to receipt of the Company Requisite Vote, any Law, rule, regulation, order, judgment or decree applicable to any Company Party or by which any of them or any of their respective properties are bound or (B) any Company Material Contract or License to which any Company Party is a party or by which any Company Party or any of their respective assets or properties is bound, except, in the case of clauses (A) and (B), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) No Licenses, clearances, expirations or terminations of waiting periods, non-actions, waivers, qualifications, change of ownership approvals or other authorizations (each, a “Consent”) of, or registration, notice, declaration or filing (each, a “Filing”) with, any Governmental Entity or third party is required (with or without notice or lapse of time, or both) for or in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by the Company, including the Required Regulatory Approvals or those, the failure of which to obtain or make, does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.6 Compliance. (a) No Company Party is, or since January 1, 2018 (the “Applicable Date”) has been, in default under or in violation of any Law applicable to any Company Party or any order of any Governmental Entity, except for any such default or violation, which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (b) the Company Parties have all permits, licenses, authorizations, exemptions, orders, consents, approvals, grants, certificates, variances, exceptions, permissions, qualifications, registrations, clearances, notices and franchises from any Governmental Entities (“Licenses”) required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each Company Party is, and since the Applicable Date has been, in compliance in all respects with the terms of its Licenses, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) Each of the Company, Public Service Company of New Mexico (“PNM”), Texas-New Mexico Power Company (“TNMP”) and each other subsidiary of the Company (if any) required to make such filings has filed or furnished, on a timely basis, all forms, reports, schedules, statements (including definitive proxy statements), certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by the Company, PNM, TNMP or such other subsidiary, as applicable, with the U.S. Securities and Exchange Commission (the “SEC”) since the Applicable Date through the date hereof (all such forms, reports, schedules, statements, and other documents filed or furnished with the SEC since the Applicable Date, including those filed or furnished after the date hereof and including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended or superseded prior to the date of this Agreement, as of the date of such amendment or superseding filing), none of the Company SEC Reports so filed contained (taking into account all amendments and supplements thereto filed prior to the date hereof) any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward looking statements.

(b) Since the Applicable Date, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Since the Applicable Date, neither the Company nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(c) The audited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) included in the Company SEC Reports (i) complied as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (ii) have been prepared in all material respects in accordance with GAAP (except as may be indicated in the notes thereto); and (iii) fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof or the periods covered thereby (taking into account the notes thereto) and the consolidated results of operations, statements of earnings, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated interim financial statements of the Company and its subsidiaries (including any related notes thereto) included in the Company SEC Reports (1) complied as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto; (2) have been prepared in all material respects in accordance with GAAP (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal, recurring year-end adjustments that were not and are not expected to be, individually or in the aggregate, material); and (3) fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated results of operations, statements of earnings and cash flows for the periods indicated (subject to normal year-end adjustments that were not and are not expected to be, individually or in the aggregate, material).

(d) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting for the Company and its subsidiaries, as required by Rule 13a-15 and 15d-15 of the Exchange Act. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) intended to provide reasonable assurance that all material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms and is accumulated and communicated to the Company’s management (including the Company’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure. Based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, the Company has disclosed to its outside auditors and the audit committee of the Company Board of Directors

(i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) Except for matters resolved prior to the date hereof, since the Applicable Date through the date of this Agreement, (A) neither the Company nor any of its subsidiaries nor any of their respective Representatives has received or otherwise obtained knowledge of any material complaint, allegation or claim (whether written or oral) regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its subsidiaries, whether or not employed by any such entity, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any of its subsidiaries or any of their respective directors, officers or employees to the general counsel or chief executive officer of the Company or the Company Board of Directors or any committee thereof.

(f) The Company is, and since the Applicable Date has been, in compliance in all material respects with (i) the Sarbanes-Oxley Act and (ii) the applicable listing standards and corporate governance rules of the NYSE.

(g) Except (i) as reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company and its subsidiaries included in the Company SEC Reports filed prior to the date hereof; (ii) for Liabilities incurred in the ordinary course of business since December 31, 2019; (iii) for Liabilities incurred pursuant to the transactions contemplated by this Agreement; (iv) for Liabilities which have been discharged or paid in full prior to the date of this Agreement; and (v) for Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no Company Party has or is subject to any Liabilities of a nature required to be recorded or reflected in a consolidated balance sheet prepared in accordance with GAAP.

SECTION 3.8 Contracts.

(a) Except for (i) this Agreement or (ii) the Company Plans and Company Stock Plan (and any Restricted Stock Rights or Performance Shares granted under the Company Stock Plan), as of the date hereof, no Company Party is party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) (1) purports to limit in any material respect either the type of business in which the Company or any of its subsidiaries or Joint Ventures (including those Contracts of the Company Parties that purport to so limit the Parent Parties after the Effective

Time) or any of their respective Affiliates may engage or the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of the Company or its subsidiaries or Joint Ventures (including those Contracts of the Company Parties that so require the Parent Parties after the Effective Time) or any of their respective Affiliates as a result of the consummation of the transactions contemplated by this Agreement, including the Merger, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would impose obligations upon the Parent Parties (including the Company Parties), (4) prohibits or limits, in any material respect, the right of the Company or any of its subsidiaries or Joint Ventures (including those Contracts of the Company Parties that so prohibit or limit any Parent Party after the Effective Time) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective Intellectual Property rights, (5) is with a Governmental Entity (other than ordinary course Contracts with Governmental Entities), (6) grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its subsidiaries or Joint Ventures (or, after the Effective Time, any Parent Party) to own, operate, lease, provide or receive services, or sell, transfer, pledge, or otherwise dispose of any material amount of its assets or its business, or (7) is approved by FERC as a special or nonconforming Contract or service agreement that deviates from standard tariffs;

(iii) is a partnership, joint venture or similar Contract that, in each case, is material to the Company and its subsidiaries taken as a whole;

(iv) under which the Company or any of its subsidiaries (A) is liable for indebtedness in excess of $50,000,000 or (B) guarantees any indebtedness of a third party that is not a Company Party;

(v) expressly limits or otherwise restricts the ability of the Company or any of its subsidiaries to pay dividends or make distributions to its shareholders;

(vi) by its terms calls for aggregate payments by or to the Company and its subsidiaries under such Contract of more than $50,000,000 over the remaining term of such Contract (other than (A) this Agreement, (B) Contracts subject to clause (iv) above, (C) Contracts for the transportation, transmission, processing, storage, purchase, exchange or sale of gas, coal, oil, nuclear fuel or electric energy, the obligations under which are subject to review by Governmental Entities regulating utilities in the jurisdictions in which the Company or its subsidiaries operate and (D) immaterial financial derivative interest rate hedges);

(vii) relates to the pending acquisition or pending disposition of any asset (including any entity or business whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $50,000,000; or

(viii) is a Company Collective Bargaining Agreement.

Each Contract (i) set forth (or required to be set forth) in Section 3.8 of the Company Disclosure Schedule, (ii) filed as an exhibit to the Company SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, or (iii) disclosed by the Company on a Current Report on Form 8-K as a “material contract”

(excluding any Company Plan), is referred to herein as a “Company Material Contract”. Other than any Company Material Contract filed as an exhibit to the Company SEC Reports prior to the date of this Agreement and other than this Agreement, the Company has made available to Parent a true, complete and correct copy of each Company Material Contract.

(b) Each of the Company Material Contracts is a legal, valid and binding obligation of, and enforceable against, the Company Party that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Company Material Contract expires or terminates in accordance with its terms in the ordinary course of business consistent with past practice, and (ii) for such failures to be legal, valid and binding or to be in full force and effect that do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) No event has occurred that, with notice or the passage of time, or both, would constitute a breach or default by the Company or any of its subsidiaries under any such Company Material Contract, and, to the knowledge of the Company, no other party to any Company Material Contract is in breach or default (nor has any event occurred which, with notice or the passage of time, or both, would constitute such a breach or default) under any Company Material Contract, except in each case where such violation, breach, default or event of default does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

SECTION 3.9 Absence of Certain Changes or Events.

(a) Since December 31, 2018 through the date of this Agreement, (i) except as expressly contemplated by this Agreement, the Company and its subsidiaries have conducted their business in the ordinary course of business in a manner consistent with past practice in all material respects, and (ii) there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2018 through and including the date of this Agreement, neither the Company nor any subsidiary of the Company has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a violation of Section 5.1(c)(i), Section 5.1(c)(ii),Section 5.1(c)(iii), Section 5.1(c)(iv), Section 5.1(c)(vii), Section 5.1(c)(viii) (excluding the declaration and payment of regular quarterly cash dividends on Company Common Stock during such period of time in the ordinary course of business and disclosed in the Company SEC Reports), Section 5.1(c)(x), Section 5.1(c)(xi), Section 5.1(c)(xii) or Section 5.1(c)(xviii).

SECTION 3.10 Absence of Litigation. There are no (a) civil, criminal, administrative or other suits, claims, actions, proceedings, or arbitrations by or before any Governmental Entity relating to or affecting any Company Party or any of their respective assets or properties pending or, to the knowledge of the Company, threatened against any Company Party, and (b) to the knowledge of the Company, Governmental Entity investigations, inquiries or audits pending or threatened against, relating to or affecting, any Company Party or any of their respective properties or assets, other than, in each case, that has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree or award except for those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. This Section 3.10 does not relate to environmental matters, which are addressed in Section 3.17.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each material Company Plan. “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), and each other director or employee plan, program, agreement or arrangement, vacation or sick pay policy, fringe benefit plan, compensation, equity or phantom equity, change in control, deferred compensation, incentive compensation, pension, retirement savings, bonus, profit sharing, health, medical or dental, disability, unemployment insurance, life insurance, severance or employment agreement or any other compensatory plan or policy contributed to, sponsored or maintained by the Company or any of its subsidiaries for the benefit of any current, former or retired employee or director or other individual consultant/service provider of the Company or any of its subsidiaries (collectively, the “Company Employees”) and any such plan, program, agreement or arrangement that is or was subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the six-year period preceding the date of this Agreement, with respect to which the Company or any of its subsidiaries has or would reasonably be expected to have any present or future actual or contingent Liabilities.

(b) With respect to each Company Plan set forth on Section 3.11(a) of the Company Disclosure Schedule, the Company has made available to Parent a true, correct, and complete copy thereof to the extent in writing and, to the extent applicable, all material supporting documents including, but not limited to (i) the plan document or agreement, including any material amendments thereto, and any related trust agreement or other funding instrument or insurance policy, (ii) the most recent determination letter, if any, received from, and all material correspondence with the Internal Revenue Service (the “IRS”) in the three-year period preceding the date of this Agreement, (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, (iv) for the most recent three years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (v) all material correspondence with the Department of Labor and the Pension Benefit Guaranty Corporation in the three-year period preceding the date of this Agreement. No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees residing or working outside of the United States.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Company Plan has been established, funded and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other applicable Laws, rules and regulations; (ii) with respect to each Company Plan, as of the date of this Agreement, no actions, suits, audits, proceedings, investigations or claims (other than routine claims for benefits in the ordinary course), or material administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, are pending or, to the knowledge of the Company, threatened, (iii) all contributions, reimbursements, premium payments and other payments required to be made by the Company or any of its subsidiaries to or on behalf of any Company Plan have been made on or before their applicable due dates, and (iv) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Plan that could reasonably be expected to result in material Liability to the Company or any of its subsidiaries. Each Company Plan which is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the knowledge of the Company, no circumstances exist which would reasonably be expected to materially adversely affect such qualification.

(d) No Company Plan is a multiemployer plan as defined in Sections 3(37) or 4001(a)(3) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, and neither the Company nor any ERISA Affiliate has contributed to or been obligated to contribute to any such plan within the six years preceding the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any ERISA Affiliate has incurred any Controlled Group Liability (as defined below) that has not been satisfied in full nor, to the knowledge of the Company, do any circumstances exist that could reasonably be expected to give rise to any Controlled Group Liability (except for the payment of premiums to the Pension Benefit Guaranty Corporation not yet due). For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code or (iv) as a result of the failure to comply with the continuation of coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

(e) None of the execution, delivery and performance of this Agreement, shareholder or other approval of this Agreement or the consummation of the transactions contemplated by this Agreement (whether alone or in combination with another event, including without limitation termination of employment or service) will (i) entitle any Company Employee to severance pay (or a material increase in severance pay), unemployment compensation or any other payment or benefit or trigger the funding of such payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, (iii) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, except as expressly contemplated by this Agreement, or (iv) result in any breach or violation of, or default under, or limit the Company’s right to amend, modify or terminate, any Company Plan.

(f) No payment or benefit that could be paid or provided (whether in cash or property or the vesting of property or the cancellation of indebtedness) to any Company Employee who is a “disqualified individual” within the meaning of Section 280G of the Code will constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(g) Neither the Company nor any of its subsidiaries is obligated or otherwise required to provide for the gross-up of any Taxes imposed by Section 4999 of the Code that could apply in connection with the transactions contemplated by this Agreement.

(h) No Company Plan that is a “welfare benefit plan” within the meaning of ERISA provides benefits in respect of Company Employees beyond their retirement or other termination of service, other than coverage mandated solely by applicable Law.

SECTION 3.12 Labor and Employment Matters.

(a) The Company is not, nor has it ever been, a party to any collective bargaining agreement or other Contract with any labor union or other labor organization or other representative representing any Company Employees, nor is any such Contract presently being negotiated. To the knowledge of the Company, there is no unfair labor practice charge or comparable or analogous complaint pending before the National Labor Relations Board (or equivalent regulatory body, tribunal or authority) against the Company which, if adversely decided, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Company, since the Applicable Date, the Company has not engaged in any “plant closing” or “mass layoff,” as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local Law, without complying with the notice requirements of such Laws.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect with respect to the Company: (i) as of the date of this Agreement, there are no litigations, lawsuits, claims, charges, complaints, arbitrations, actions, investigations or proceedings pending or, to the knowledge of the Company, threatened between or involving the Company and any Company Employees for employment or classes of the foregoing and (ii) the Company is, and since the Applicable Date has been, in compliance with all applicable Laws, Contracts and policies respecting employment and employment practices, including all legal requirements respecting terms and conditions of employment, equal opportunity, workplace health and safety, wages and hours, child labor, immigration, discrimination, disability rights or benefits, facility closures and layoffs, workers’ compensation, labor relations, employee leaves and unemployment insurance.

SECTION 3.13 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) each of the Company and its subsidiaries has been since the Applicable Date continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by the Company and its subsidiaries, (b) neither the Company nor its subsidiaries has received since the Applicable Date any written notice of any pending or threatened (or is otherwise aware of any fact or occurrence that would trigger) cancellation, nonrenewal, termination or premium increase with respect to any insurance policy of the Company or any of its subsidiaries and all insurance policies of the Company and its subsidiaries are in full force and effect and (c) all premiums due with respect to such insurance policies have been paid in accordance with the terms thereof. Since the Applicable Date, neither the Company nor any of its subsidiaries has been refused any insurance with respect to its respective businesses or assets.

SECTION 3.14 Properties.

(a) Except as does not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Party (i) has good and valid title to all material real property owned in fee by such Company Party (the “Company Material Owned Real Property”), (ii) holds valid rights to lease all material real property and interests in real property leased or subleased by such Company Party as lessee or sublessee (the “Company Material Leased Real Property”) and (iii) has valid title to the material real property easements owned by such Company Party (the “Company Material Easement Real Property” and together with the Company Material Owned Real Property and the Company Material Leased Real Property, the “Company Material Real Property”), in each case free and clear of all liens, encumbrances, pledges, hypothecations, charges, mortgages, security interests, options, rights of first offer or last offer, preemptive rights, or other restrictions of similar nature (including any restriction on the transfer of any security or other asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), claims and defects, and imperfections of title (“Liens”) (except in all cases for (A) Liens permissible under any applicable lines of credit or other credit facilities or arrangements, loan agreements and indentures in effect on the date of this Agreement (or any replacement or additional facilities thereto permitted pursuant to this Agreement), (B) statutory liens securing payments not yet due, (C) with respect to real property (1) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property, (2) such imperfections or irregularities of title, Liens, easements, covenants and other restrictions or encumbrances (including easements, rights of way, options, reservations or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; and any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection), as do not materially and adversely affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, (D) Liens for current Taxes or other governmental charges not yet due and payable or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been established in accordance with GAAP, (E) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (F) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business relating to obligations which are not overdue or that are being contested in good faith, and (G) mortgages, or deeds of trust, security interests or other encumbrances on title related to (x) indebtedness reflected on the most recent balance sheet included in the Company SEC Reports filed prior to the date hereof or (y) indebtedness incurred after the date hereof, in compliance with Section 5.1(c)(x)) (items in clauses (A) through (G) are referred to herein as “Permitted Liens”). This Section 3.14 does not relate to Intellectual Property, which is addressed in Section 3.16.

(b) Neither the Company nor any of its subsidiaries is obligated under, or a party to, any option, right of first refusal or other contractual right or obligation to sell, assign or dispose of any Company Material Real Property (or any portion thereof) that, if such sale, assignment or disposition is consummated, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Except in any such case as is not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect on the Company, (i) each easement or subeasement for Material Easement Real Property (each, an “Easement”) is in full force and effect and is the valid and binding obligation of the Company or its applicable subsidiary, as applicable, enforceable against the Company or its applicable subsidiary, as applicable, in accordance with its terms, and to the knowledge of the Company, the other party or parties thereto, subject to the effects of the Bankruptcy and Equity Exception, (ii) no written notices of default under any Easement have been received by the Company or its subsidiaries that have not been resolved and (iii) to the knowledge of the Company, no event has occurred which, with notice, lapse of time or both, would constitute a breach or default under any Easement by the Company or its subsidiaries.

(d) With respect to the Company Material Real Property, neither the Company nor any of its subsidiaries has received any written notice of, nor to the knowledge of the Company, does there exist as of the date of this Agreement, any pending, threatened or contemplated condemnation (other than condemnations in connection with municipal road improvement projects, state highway improvement projects or other public transportation projects) or similar proceedings, or any sale or other disposition of any Company Material Real Property or any part thereof in lieu of condemnation that, individually or in the aggregate, has had and would reasonably be expected to have a Material Adverse Effect on the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its subsidiaries have lawful rights of use to all land and other real property rights, subject to Permitted Liens, necessary to conduct their business as presently conducted.

SECTION 3.15 Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) Each of the Company and its subsidiaries has timely filed all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. Each of the Company and its subsidiaries has timely paid (or has had timely paid on its behalf) in full all Taxes due and payable by it (whether or not shown on any Tax Return) except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or any of its subsidiaries, other than Permitted Liens.

(b) The most recent financial statement contained in the Company SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company and its subsidiaries for all taxable periods through the date of such financial statements, and since such date.

(c) No Tax or Tax Return of the Company or any of its subsidiaries is under any ongoing or pending audit or examination by any Taxing Authority or is the subject of any ongoing or pending administrative or judicial proceeding, and no assessment or deficiency with respect to any Taxes has been received by or proposed or asserted in writing against the Company or any of its subsidiaries by any Taxing Authority that has not been fully satisfied by payment or otherwise finally resolved. During the last three (3) years, no claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its subsidiaries, as applicable, does not file Tax Returns that the Company or such subsidiary is or may be subject to taxation by that jurisdiction, which claim has not been finally settled or otherwise resolved. Neither the Company nor any of its subsidiaries has waived or extended in writing any statute of limitations with respect to Taxes that remains in effect.

(d) Neither the Company nor any of its subsidiaries (i) has been a member of a group (other than a group the common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (ii) has any Liability for Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax Law), other than the Company and any of its subsidiaries, by reason of filing or being required to file a consolidated, combined, affiliated, unitary or similar income Tax Return or as a transferee or successor.

(e) None of the Company or any of its subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, other than (i) such agreements, contracts or arrangements solely between or among the Company and/or any of its subsidiaries or (ii) such agreements, contracts or arrangements entered into in the ordinary course that do not relate primarily to Taxes.

(f) None of the Company or any of its subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code (or any similar provision of state, local or non-U.S. Tax Law) was applicable.

(g) All Taxes required to be deducted, withheld, collected or deposited by or with respect to the Company and each of its subsidiaries have been timely deducted, withheld, collected or deposited, as the case may be, and to the extent required by applicable Tax Law, have been timely paid over, or set aside in accounts for such purposes, any Taxes so deducted, withheld, collected or deposited to the relevant Taxing Authority.

(h) Neither the Company nor any of its subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax Law).

(i) Neither the Company nor any of its subsidiaries (A) has requested or received any ruling related to Taxes from any Taxing Authority, or signed (or been a party to or bound by) any binding agreement relating to Taxes with any Taxing Authority that reasonably could be expected to have an impact on the Tax liability of the Company or any of its subsidiaries in a taxable period (or portion thereof) ending after the Closing Date, or (B) is currently the beneficiary of any Tax holiday or other Tax reduction or incentive arrangement with any Taxing Authority.

(j) Neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Tax Law) or any other change in method of accounting occurring prior to Closing, (B) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) entered into prior to Closing, (C) installment sale or open transaction disposition occurring prior to Closing, (D) use of an improper method of accounting prior to Closing or (E) prepaid amount received, or deferred revenue accrued, prior to Closing.

Except to the extent that Section 3.10 or Section 3.11 relates to Taxes, the representations and warranties set forth in this Section 3.15 shall constitute the only representations and warranties by the Company with respect to Tax matters.

SECTION 3.16 Intellectual Property.

(a) Except as has not had since the Applicable Date and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (a) the Company and its subsidiaries either own, free and clear of all Liens except Permitted Liens or have sufficient rights to use, all Intellectual Property used in their business as currently conducted; (b) to the knowledge of the Company, the conduct of the Company’s business does not, and has not since the Applicable Date (or earlier if not currently resolved), infringed, misappropriated or violated the Intellectual Property rights of any Person, and the Company and its subsidiaries have not received any written claim or allegation of same within the past year; (c) to the knowledge of the Company, no Person is infringing, misappropriating or violating the Intellectual Property rights held exclusively by the Company or its subsidiaries; and (d) the Company and its subsidiaries take commercially reasonable actions to protect the secrecy of their material trade secrets and confidential information and the security and operation of their material software and systems.

(b) Except as to matters that, individually or in the aggregate, have not had and would not reasonably be expected to result in a Material Adverse Effect on the Company, to the knowledge of the Company: (i) the Company and its subsidiaries have implemented and maintain reasonable backup, security and disaster recovery and business continuity technology, policies and plans that are consistent with industry practices; (ii) the Company and its subsidiaries take such industry standard measures and other measures as are required by applicable Law and the policies of the Company and its subsidiaries to ensure the confidentiality of customer financial and other confidential information and to protect against the loss, theft and unauthorized access or disclosure of such information; (iii) the Company and its subsidiaries are in compliance with the Company’s and its subsidiaries’ privacy policies; (iv) none of the Company or any of its subsidiaries has received any written claims, notices or complaints regarding the Company’s or its subsidiaries’ information handling or security practices or the disclosure, retention, misuse or security of any Personal Information, or alleging a violation of any Person’s privacy, personal or confidentiality rights under any Person’s Privacy Rules and

Policies, or otherwise by any Person, including the U.S. Federal Trade Commission, any similar foreign bodies, or any other Governmental Entity and (v) the Company’s and its subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology systems operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company or its subsidiaries in connection with its business as presently conducted, and have not materially malfunctioned or failed since the Applicable Date, and there have been no unauthorized intrusions or breaches of security with respect to the such information technology systems.

SECTION 3.17 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a) the Company and its subsidiaries are, and have been since the Applicable Date, operating in compliance with all applicable Environmental Laws;

(b) the Company and its subsidiaries have obtained all Licenses required under any applicable Environmental Law for the operation of the business as currently conducted, and all such Licenses are validly issued, in full force and effect, and the Company and its subsidiaries are, and have been since the Applicable Date, in compliance with all terms and conditions of such Licenses;

(c) there has been no spill, release or discharge of any Hazardous Substances on, at, under, in, or from any real property currently or formerly owned, leased or operated by the Company or its subsidiaries, or to the knowledge of the Company, at any other location, that is (i) currently subject to any investigation, remediation or monitoring obligation of the Company or its subsidiaries, or (ii) reasonably likely to result in an investigation, remediation or monitoring obligation or other liability of the Company or any subsidiary, in either case (i) or (ii), under any applicable Environmental Laws;

(d) neither the Company nor any of its subsidiaries is a party to, or has received written notice of, any pending or, to the knowledge of the Company, threatened claim, complaint, suit or demand alleging that it or any subsidiary is in violation of or has Liability under any Environmental Laws;

(e) neither the Company nor any of its subsidiaries is a party or subject to any order, judgment, decree, settlement agreement, or similar arrangement imposing on it any obligation under any applicable Environmental Laws that remains unfulfilled; and

(f) neither the Company nor any of its subsidiaries has assumed or retained any Liabilities under any applicable Environmental Laws of any other Person by Contract or operation of law, including in any acquisition or divestiture of any property or business.

For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Law” shall mean any federal, state, local, foreign or international laws

(including common law), rules, orders, regulations, statutes, ordinances, codes or decrees that concern (i) pollution, (ii) protection, preservation or clean-up of the environment, (iii) protection or preservation of human health and safety (to the extent relating to exposure to Hazardous Substances), or (iv) the generation, use, treatment, transportation, storage, disposal, handling or release of Hazardous Substances.

“Hazardous Substance” shall mean (i) any chemical, waste, material or substance defined or designated as toxic, hazardous, or radioactive, or regulated as a waste, a pollutant or a contaminant by any applicable Environmental Law, and (ii) petroleum and petroleum products, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, perfluorooctanoic acid, perfluorooctane sulfonate and other per- or polyfluoroalkyl substances, and polychlorinated biphenyls.

SECTION 3.18 Opinion of Financial Advisor. Evercore Group L.L.C. (the “Company Financial Advisor”) has delivered to the Company Board of Directors its written opinion (or oral opinion that will be confirmed in writing and delivered to the Company Board of Directors promptly (and in no event later than one (1) Business Day) after the date of this Agreement), dated as of the date of this Agreement, that, as of such date and based upon, and subject to, the factors, assumptions and limitations set forth therein, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Copies of such opinion (including such written confirmation) have been made available to Parent or will be made available to Parent promptly after the date of this Agreement and prior to the Closing Date for informational purposes only.

SECTION 3.19 Regulatory Matters.

(a) The Company is a “holding company,” as such term is defined in PUHCA. Certain subsidiaries of the Company qualify as an “electric utility company” within the meaning of PUHCA, as a “public utility” under the FPA subject to regulation by FERC, as a “public utility” or “utility” subject to the Public Utility Regulatory Act of Texas, or as a “public utility” or “utility” subject to the Public Utility Act of New Mexico (hereinafter the “Regulated Operating Subsidiaries”).

(b) All filings required to be made by the Company or any of the Regulated Operating Subsidiaries since January 1, 2018, with FERC under the FPA or the PUHCA, the Department of Energy and any applicable state utility commissions, as the case may be, have been made, as applicable, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements pertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Each of the Regulated Operating Subsidiaries is legally entitled to provide services in all areas (i) where it currently provides service to its customers, and (ii) as identified in their respective tariffs, service agreements and other Contracts with its customers, except for failures to be so entitled that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(d) Section 3.19(d) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, (i) all rate filings pending as of the date of this Agreement related to the Company or any of the Regulated Operating Subsidiaries before the FERC and any state energy regulatory body and each other material proceeding pending as of the date of this Agreement before the FERC or any state energy regulatory body relating to the Company or any of the Regulated Operating Subsidiaries (other than those rate filings or other material proceedings of a general or industry-wide nature that also affect other entities engaged in a business similar to that of the Company or any of the Regulated Operating Subsidiaries) and (ii) all tariffs (other than tariffs applicable to utilities generally in any jurisdiction in which the Company or any of the Regulated Operating Subsidiaries operates) filed with respect to, or applicable to, the services provided by the Company or any of the Regulated Operating Subsidiaries, and all agreements to provide service on non-tariff terms (and complete and correct copies of all such tariffs and agreements have been provided to Parent). All charges that have been made for service and all related fees have been charged in accordance with the terms and conditions of valid and effective tariffs or valid and enforceable agreements for non-tariff charges and are not subject to refund, except for failures to have made such charges or charged such fees that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.20 Brokers. No Person (other than the Company Financial Advisor) is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries. The Company has heretofore made available to Parent a correct and complete copy of the Company’s engagement letter with Company Financial Advisor, which letter describes all brokerage, finders’, advisory, commission or fees payable to the Company Financial Advisor, in connection with the transactions contemplated hereby.

SECTION 3.21 Takeover Statutes. Assuming the accuracy of the representations set forth in Section 4.9, no “fair price”, “moratorium”, “control share acquisition”, “affiliate transactions”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal Laws in the United States applicable to the Company is applicable to this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 3.22 Energy Price Risk Management.

(a) The Company has established risk parameters, limits and guidelines in compliance with the risk management policy (including commodity risk policies) approved by the Company Board of Directors (the “Company Risk Management Guidelines”) and monitors compliance by the Company and its subsidiaries with such energy price risk parameters, limits and guidelines. The Company has made available the Company Risk Management Guidelines prior to the date of this Agreement.

(b) As of the date of this Agreement, except for exceptions approved in accordance with the Company Risk Management Guidelines and other than as would not reasonably be expected to have a Material Adverse Effect on the Company, the Company and its subsidiaries are operating in compliance with the Company Risk Management Guidelines and all Derivative Products of the Company and any of its subsidiaries were entered into in accordance with the Company Risk Management Guidelines.

SECTION 3.23 Anti-Corruption; Anti-Money Laundering.

(a) None of the Company or any of its subsidiaries or Joint Ventures, or any of their respective Representatives, has since January 1, 2015, directly or indirectly, made, offered, promised, authorized, accepted or agreed to accept, directly or indirectly, any gift, payment, or transfer of any money or anything else of value, including any bribe, rebate, kickback, payoff or other similar unlawful payment, or provided any benefit, to or from anyone, intending that, in consequence, a relevant function or activity should be performed improperly or to reward such improper performance, to any Government Official, (i) for the purpose of (A) influencing any act or decision of that Government Official, (B) inducing that Government Official to do or omit to do any act in violation of his lawful duty, (C) securing any improper advantage, or (D) inducing that Government Official to use his or her influence with a Governmental Entity, (1) to affect or influence any act or decision of any Governmental Entity, or (2) to assist the Company or any of its subsidiaries or Joint Ventures in obtaining or retaining business with, or directing business to, any Person, or (ii) which would otherwise constitute or have the purpose or effect of public or commercial bribery, acceptance of or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Company and its subsidiaries and Joint Ventures have maintained complete and accurate books and records with respect to payments to any Government Official and any payment to or other expenses involving agents, consultants, representatives, customers, employees and any other third parties acting on behalf of any Company Party, in each case, in accordance with Anti-Corruption Laws and GAAP.

(c) None of the Company or any of its subsidiaries or Joint Ventures has either (i) (A) conducted or initiated any review, audit, or internal investigation, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any Anti-Corruption Laws, or (ii) received any inquiry, notice, request or citation from any Person alleging noncompliance with any Anti-Corruption Laws.

(d) Each of the Company and its subsidiaries and Joint Ventures is, and has been since January 1, 2015, in compliance with all applicable anti-money laundering legislation, regulations, rules or orders relating thereto for all other applicable jurisdictions, and maintains adequate internal controls to ensure such compliance.

SECTION 3.24 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV (including the Parent Disclosure

Schedule), the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes, or has made, any other express or implied representation or warranty with respect to Parent or Merger Sub or their respective subsidiaries or businesses or with respect to the transactions contemplated by this Agreement or with respect to any other information provided to the Company. The Company hereby disclaims, and specifically acknowledges and agrees to the disclaimer of, any such other representations or warranties, whether made by Parent, Merger Sub or any of their Affiliates, or any of their respective shareholders, officers, directors, employees, agents or Representatives, and of all liability and responsibility for any such other representation, warranty, projection, forecast, statement, or information made, communicated or furnished (orally or in writing) to the Company or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to any of them). None of Parent, Merger Sub nor any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

SECTION 3.25 Access to Information; Disclaimer. The Company acknowledges and agrees that it has conducted its own independent investigation and analysis of Parent, Merger Sub and their respective subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Parent, Merger Sub or any of their respective subsidiaries, other than the representations and warranties of Parent and Merger Sub expressly contained in Article IV (including the Parent Disclosure Schedule) of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Parent, Merger Sub or any of their respective subsidiaries or any of their respective shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty (express or implied) concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, Merger Sub, their respective subsidiaries or their respective businesses and operations.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING

PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that, except (i) as disclosed in Parent SEC Reports filed with, or furnished to, the SEC from and after January 1, 2019 and prior to the date of this Agreement (other than in any “risk factor” disclosure under the heading “Risk Factors” or any forward looking statements contained therein) or (ii) as set forth on the corresponding sections or subsections of the disclosure schedules delivered to the Company by Parent concurrently with entering into this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure:

SECTION 4.1 Organization and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business. To the extent such concept is applicable, each of Parent and Merger Sub is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or has not had and would not reasonably be expected to have not, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.2 Operations and Ownership of Merger Sub. As of the date hereof, the authorized equity securities of Merger Sub consists solely of shares of common stock, no par value, all of which are validly issued and outstanding as of the date hereof. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than as expressly contemplated herein or in furtherance of the transactions contemplated hereby.

SECTION 4.3 Authority.

(a) Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate action necessary, in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, subject only to filing of the Articles of Merger with the New Mexico Secretary of State. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) All of the directors of the Parent Board of Directors at a duly called and held meeting, unanimously, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Parent and its shareholders, (ii) approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) declared this Agreement and the transactions contemplated by this Agreement, including the Merger, advisable and in the best interests of Parent and its shareholders.

(c) Parent has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole shareholder of Merger Sub.

SECTION 4.4 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby does not and will not (i) breach or violate the Charter Documents of Parent or Merger Sub, or (ii) assuming that all Consents and Filings set forth on Section 4.4(b) of the Parent Disclosure Schedule have been made and obtained, and any waiting periods thereunder have terminated or expired, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time, or both) a default under, result in or give to any Person any right of payment (other than payment of the Per Share Merger Consideration on each Company Share pursuant to the terms, and subject to the conditions, of this Agreement), reimbursement, termination, revocation, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien (except a Permitted Lien) upon any of the assets or properties of Parent or Merger Sub under, any of the terms, conditions or provisions of (A) any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which any of them or any of their respective properties are bound or (B) any License to which any Parent Party is a party or by which any Parent Party or any of their respective assets or properties is bound, except, in the case of clauses (A) and (B), for any such conflict, violation, breach, default, loss, right or other occurrence which does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) No Consent or Filing with any Governmental Entity or third party is required for or in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the transactions contemplated hereby, other than Consents and Filings that have been obtained or made by Parent or Merger Sub, including the Required Regulatory Approvals or those, the failure of which to obtain or make, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5 Compliance. (a) No Parent Party is, or since the Applicable Date has been, in default under or in violation of any Law applicable to any Parent Party or any order of any Governmental Entity, except for any such default or violation, which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and (b) the Parent Parties have all Licenses required to conduct their respective businesses as being conducted as of the date hereof, except for any such Licenses the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each Parent Party is, and since the Applicable Date has been, in compliance in all respects with the terms of its Licenses, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.6 No Parent Material Adverse Effect. Since December 31, 2018 through the date of this Agreement, there has not occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.7 Absence of Litigation. There are no civil, criminal, administrative or other suits, claims, actions, proceedings or arbitrations pending or, to the knowledge of Parent, threatened against Parent or Merger Sub or any of their respective subsidiaries, other than any such suit, claim, action, proceeding or arbitration that would not or would not reasonably be expected to have, individually or in the aggregate a Parent Material Adverse Effect. Neither Parent nor any of its subsidiaries nor any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award except for that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.8 Brokers. No Person (other than BNP Paribas) is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub or any of their respective subsidiaries for which the Company could have Liability.

SECTION 4.9 Ownership of Shares of Company Common Stock. Other than pursuant to this Agreement, neither Parent nor any of its subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any shares of Company Common Stock or any securities that are convertible into or exchangeable or exercisable for shares of Company Common Stock, or holds any rights to acquire or vote any Company Shares, or any option, warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub, or any of their respective subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the shares of Company Common Stock or a value determined in whole or part with reference to, or derived in whole or part from, the value of the shares of Company Common Stock, in any case without regard to whether (a) such derivative conveys any voting rights in such securities to such Person or such Person’s subsidiaries, (b) such derivative is required to be, or capable of being, settled through delivery of securities or (c) such Person or such Person’s subsidiaries may have entered into other transactions that hedge the economic effect of such derivative.

SECTION 4.10 Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates is necessary to approve this Agreement or the Merger.

SECTION 4.11 Available Funds.

(a) Parent has delivered to the Company a true, complete and correct copy of the Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and Iridium’s commitment contained in the Commitment Letter has not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date hereof, to the knowledge of Parent, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Iridium, enforceable against Iridium in accordance with its terms, subject to Bankruptcy and Equity Exceptions. There are no conditions precedent or contingencies related to Iridium’s obligations under the Commitment Letter except as expressly set forth therein.

(b) Parent has, as of the date hereof, and shall continue to have through the Closing Date, ready access to (when taking into account the commitment under the Commitment Letter), and as of the Effective Time will have available, all funds necessary to consummate the Merger and the transactions contemplated by this Agreement, including the payment of the aggregate Per Share Merger Consideration to the Exchange Agent.

(c) The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

SECTION 4.12 No Other Representations or Warranties. Except for the representations and warranties contained in Article III (including the Company Disclosure Schedule), each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes, or has made, any other express or implied representation or warranty with respect to the Company or their respective subsidiaries or business or with respect to the transactions contemplated by this Agreement or with respect to any other information provided to Parent or Merger Sub. Each of Parent and Merger Sub hereby disclaims, and specifically acknowledges and agrees to the disclaimer of, any such other representations or warranties, whether made by the Company or any of its Affiliates, or any of their respective shareholders, officers, directors, employees, agents or Representatives, and of all liability and responsibility for any such other representation, warranty, projection, forecast, statement, or information made, communicated or furnished (orally or in writing) to Parent or Merger Sub or their Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to any of them). Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

SECTION 4.13 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it has conducted its own independent investigation and analysis of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries, other than the representations and warranties of the Company expressly contained in Article III (including the Company Disclosure Schedule) of this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty (express or implied) concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1 Conduct of Business of the Company Pending the Merger. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.1 of the Company Disclosure Schedule, the taking of any COVID Action (the “COVID Company Exception”), or to the extent required to comply with applicable Laws, or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause each of its subsidiaries to, and the Company shall exercise (and cause its subsidiaries to exercise) any available rights with respect to its Joint Ventures to cause each such Joint Venture to, (i) conduct its business in the ordinary course of business consistent with past practice and in substantially the same manner as heretofore conducted and (ii) use their respective commercially reasonable efforts to maintain their respective relationships with Governmental Entities, customers, suppliers, contractors, distributors, creditors, lessors and other third parties that have material business dealings with the Company or such subsidiary of the Company and keep available the services of its officers and key employees and consultants, in each case, as is reasonably necessary to preserve substantially intact its business organization, (b) the Company shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder, and (c) without limiting the generality of the foregoing, the Company shall not, and shall cause each subsidiary of the Company not to, do any of the following and shall exercise (and shall cause its subsidiaries to exercise) any available rights with respect to its Joint Ventures to cause each such Joint Venture not to do any of the following:

(i) amend or otherwise change its Charter Documents;

(ii) make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest, in any Person, corporation, partnership or other business organization or division thereof or any assets, in each case, except for (A) purchases of equipment, inventory and other assets or pursuant to construction, operation and/or maintenance contracts, in each case, in the ordinary course of business or pursuant to Contracts existing on the date of this Agreement or entered into after the date of this Agreement consistent with the terms hereof or (B) acquisitions or investments that do not exceed $20,000,000 individually or $60,000,000 in the aggregate;

(iii) issue or authorize the issuance, pledge, transfer, subject to any Lien, sell, or dispose of or commit to the issuance, authorization, pledge, transfer, subjecting to any Lien, or disposition of, (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Equity Securities (except for the issuance of shares of Company Common Stock pursuant to the exercise or settlement of Company Restricted Stock Rights, Performance Shares and other stock rights granted under the Company Stock Plan outstanding as of the Company Capitalization Date and for the grant of new awards under the Company Stock Plan in the ordinary course of business consistent with past practice and as set forth on Section 5.1(c)(iii) of the Company Disclosure Schedule; provided, however, that such grants of new awards shall not vest, accelerate or become exercisable solely as a result of the Merger or the other transactions contemplated by this Agreement (nothing herein, however, will prohibit the acceleration of any vesting of any Company Restricted Stock Rights, Performance Shares and other stock rights granted under the Company Stock Plan on a “double trigger” basis in accordance with the terms of the Company Stock Plan);

(iv) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Securities;

(v) other than Permitted Liens or Liens relating to any indebtedness incurred in compliance with Section 5.1(c)(x), create or incur any material Lien on any material assets of the Company or its subsidiaries (other than subsidiaries acquired following the date hereof);

(vi) make any loans or advances to any Person (other than the Company or any of its wholly-owned subsidiaries) other than in the ordinary course of business or not in excess of $10,000,000 in the aggregate;

(vii) sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, exclusively license, allow to expire, or dispose of any assets, rights or properties, which are material to the Company Parties, taken as a whole (other than sales, dispositions or licensing of equipment or inventory and other assets in the ordinary course of business consistent with past practice or pursuant to Contracts existing on the date of this Agreement or entered into after the date of this Agreement consistent with the terms hereof);

(viii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its Equity Securities, or make any other actual, constructive or deemed distribution in respect of any Equity Securities (except (A) the Company may continue the declaration and payment of regular quarterly cash dividends on Company Common Stock for each quarterly period ended after the date of this Agreement, not to exceed the amount set forth on Section 5.1(c)(viii) of the Company Disclosure Schedule, with usual record and payment dates for such quarterly dividends in accordance with past dividend practice and (B) for any cash dividend or cash distribution by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company);

(ix) other than (A) in the ordinary course of business, (B) as required by Law or any Governmental Entity or (C) to implement the outcome of any regulatory proceeding, enter into, terminate, modify or amend in any material respect any Company Material Contract;

(x) except (x) as expressly provided in Section 6.18, (y) for borrowings in the ordinary course of business under the Company’s and its subsidiaries’ Credit Facilities, and (z) for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, (A) incur, assume or repay indebtedness for borrowed money or issue any debt securities in excess of $50,000,000 (provided that any debt so incurred must be voluntarily prepayable without material premium, penalties or other material costs), other than (1) indebtedness incurred in the ordinary course of business not to exceed $10,000,000 in the aggregate, (2) pursuant to letters of credit in the ordinary course of business, or (3) any refinancing of long-term or short-term debt of the Company or any of its subsidiaries existing as of the date of this Agreement, provided, however, that if such refinancing is completed prior to maturity, it shall be (x) on substantially similar terms or terms that are more favorable to the Company or such subsidiaries in the aggregate, (y) for the same or lesser principal amount and (z) voluntarily prepayable by the Company or such subsidiaries without a premium or penalty amount greater than the premium or penalty associated with the debt that is being refinanced; (B) modify in any material respect in a manner adverse to the Company or Parent the terms of any such indebtedness for borrowed money, (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) the obligations of any Person (other than a wholly-owned subsidiary of the Company), (D) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any of its subsidiaries), except for business expense advancements in the ordinary course of business consistent with past practice to employees of the Company or its subsidiaries, (E) mortgage or pledge any of its or its subsidiaries’ assets, tangible or intangible) or (F) any commodity, currency, sale or other hedging agreements other than such hedging agreements entered into in the ordinary course of business consistent with past practice, which can be terminated on ninety (90) days or less notice;

(xi) increase in any respect the salary, wages, bonus or fringe benefits of any director, officer or employee of the Company or any of its subsidiaries, other than (1) as required by any agreement existing on the date hereof and made available to Parent, Company Collective Bargaining Agreement made available to Parent or Company Plan made available to Parent or applicable Law or as contemplated under this Agreement, (2) increases in salaries, wages, bonuses and fringe benefits of any employee of the Company or any of its subsidiaries made in the ordinary course of business consistent with past practice, including, without limitation, merit increases or increases in response to competing offers or to market conditions, or in connection with any extension or renewal of any Company Collective Bargaining Agreement made in the ordinary course of business, (3) renewals and changes made in the ordinary course of business consistent with past practice to employee benefit plans which renewals and changes do not discriminate in favor of executive level employees, (4) with respect to new hires and promotions in the ordinary course, or (5) restructuring or reassignment of officers and executive-level employees provided the total number of officers and executive-level employees does not increase as a result of the restructuring or reassignment from the number of officers and executive-level employees as of the date of this Agreement;

(xii) except as required by applicable Law or the terms of any agreement (including any Company Plan or Company Collective Bargaining Agreement made available to Parent) existing on the date hereof or as contemplated under this Agreement, (a) make any increase in, or accelerate the vesting of, the compensation or benefits payable or to become payable, or grant any retention, severance or termination pay (or rights thereto) to, any Company Employees or enter into or amend any Company Plan (or enter into any new plan or arrangement that would be a Company Plan if in effect on the date hereof) or make any loans to any Company Employees (other than reasonable and normal advances to Company Employees for bona fide expenses that are incurred in the ordinary course of business), or (b) enter into, adopt or amend any collective bargaining agreements, in each case in a manner inconsistent with past practice; provided, however, that the foregoing shall not prevent the Company or any subsidiary of the Company from (A) entering into at-will offer letters with new or newly-promoted non-executive level employees (or employment arrangements with new executive level employees to replace existing executive-level Company Employees or as the result of promotion of non-executive level employees), in each and every case, in the ordinary course of business consistent with past practice, (B) promoting non-executive level employees in the ordinary course of business consistent with past practice (including promoting non-executive level employees into executive level positions made in the ordinary course), (C) changing the compensation or benefits to Company Employees in the ordinary course of business consistent with past practice, (D) paying retention, severance, termination pay or other benefits to Company Employees under any Company Plan as in effect on the date of this Agreement or as otherwise expressly contemplated by this Agreement, (E) renewals and changes made in the ordinary course of business consistent with past practice to Company Plans which renewals and changes do not discriminate in favor of executive level employees, (F) extensions or renewals made in the ordinary course of business to any Company Collective Bargaining Agreements, or (G) restructuring or reassignment of officers and executive-level employees provided the total number of officers and executive-level employees does not increase as a result of the restructuring or reassignment from the number of officers and executive-level employees as of the date of this Agreement;

(xiii) except as may be required as a result of a change in applicable Law or in GAAP, make any material change in any of the accounting principles, policies, procedures or practices used by it or change any annual Tax accounting period;

(xiv) other than as and to the extent required by applicable Law or GAAP, (A) make, revoke, rescind or change any material Tax election, (B) adopt or change an annual Tax accounting period, (C) adopt or change a material Tax accounting method, (D) surrender any material claim for a refund of Taxes, (E) settle or compromise any material liability or refund for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes or otherwise enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) affecting any material Tax liability or refund, or (F) amend, in a material respect, any material Tax Return;

(xv) other than in the ordinary course of business or as required by applicable Law, enter into any collective bargaining agreement with any labor organization representing any Company Employees or extend or amend in any material respect any Company Collective Bargaining Agreement;

(xvi) waive, release, discharge, settle, satisfy or compromise any legal proceeding, other than the waiver, release, assignment, discharge, settlement, satisfaction or compromises of litigation where the amount paid does not exceed $5,000,000 individually or

$15,000,000 in the aggregate, except that (A) the foregoing shall not restrict the Company’s ability to enter into settlements or compromises (1) in the ordinary course of business consistent with past practice or (2) in respect of any regulatory proceedings (including appeals) that would not reasonably be expected to have a Material Adverse Effect on the Company and (B) any amount that is reflected or reserved against in the Company’s audited consolidated financial statements included in the Company SEC Reports in respect of such legal proceeding, or that is offset by insurance proceeds received in respect of such legal proceeding, shall in each case not be counted towards the $5,000,000 or $15,000,000 limitations set forth above;

(xvii) merge or consolidate with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restricting, recapitalization or other reorganization;

(xviii) authorize or make any capital expenditures that are, in the aggregate, greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget as disclosed in Section 5.1(c)(xviii) of the Company Disclosure Schedule for the relevant periods indicated therein; provided, however, that notwithstanding the foregoing, the Company and its subsidiaries shall be permitted to make emergency capital expenditures in any amount (A) as required by a Governmental Entity or (B) that the Company determines is incurred in connection with the repair or replacement of facilities or equipment destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary or advisable to maintain or restore safe, adequate and reliable electric transmission service or to prevent any threat to health and safety of natural Persons; provided, further, that the Company shall use commercially reasonable efforts to consult with Parent prior to making or agreeing to make any such expenditure described in clauses (A) or (B) above;

(xix) enter into any agreement with respect to the voting of its capital stock;

(xx) other than in the ordinary course of business consistent with past practice, (A) enter into any Contract for the lease or purchase of real property if, as a result thereof, such real property would be considered Company Material Real Property or (B) modify the material terms of any Company Material Real Property Lease;

(xxi) fail to use its commercially reasonable efforts to maintain, in full force without interruption, its present insurance policies or comparable insurance coverage; or

(xxii) agree, authorize or commit to do any of the foregoing actions described in Section 5.1(c)(i) through Section 5.1(c)(xxi).

(d) In the event the Company or any of its subsidiaries intends to rely upon the COVID Company Exception, the Company shall use its reasonable best efforts (taking into account any reasonable timing constraints) to discuss with and shall consider in good faith the views of Parent with respect to such proposed COVID Actions in advance of taking such COVID Actions.

(e) The Company shall give (or shall cause its subsidiaries to give) any notices to third parties, and the Company and Parent shall each use, and cause their respective subsidiaries to use, their reasonable best efforts to obtain any third party consents, in each case (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Schedule; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts in connection with consummation of the Merger; provided, further, in seeking any such actions, consents, approvals or waivers, the Company shall not be required to pay any consent or similar fee to obtain such consents other than de minimis amounts or amounts that are advanced or reimbursed by Parent.

SECTION 5.2 Conduct of Business of Parent and Merger Sub Pending the Merger. Each of Parent and Merger Sub agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.2 of the Parent Disclosure Schedule, the taking of any COVID Action, or to the extent required to comply with applicable Laws or unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and it shall cause each of its Affiliates not to, directly or indirectly, take any action (including any action with respect to a third-party) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the consummation of the Merger or the other transactions contemplated by this Agreement or their respective ability to satisfy their obligations hereunder.

SECTION 5.3 No Control of Other Party’s Business. For the avoidance of doubt (and without limiting any of the covenants contained in this Agreement) nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Company No Solicitation.

(a) During the Interim Period, the Company shall not, and shall cause its subsidiaries and its and their respective directors, officers, and employees not to, and shall use its reasonable best efforts to cause its and their respective consultants, attorneys, accountants, financial advisors, agents, investment bankers or other representatives (collectively, “Representatives”) not to (and shall not authorize or permit their respective Representatives to), (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries with respect to or that could reasonably be expected to lead to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any negotiations or discussions concerning, or furnish or provide access to the Company’s or any of its subsidiaries’ properties, books and records or any confidential information or data to any Person relating to or in connection with, an Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement for any Acquisition Proposal; provided that (x) it is understood and agreed that any determination or action by the Company Board of Directors permitted under Section 6.1(b) or Section 6.1(d) shall not be deemed to be a breach or violation of this Section 6.1(a) or, in the case of Section 6.1(b)(i) — (iii), give Parent a right to terminate this Agreement pursuant to Section 8.1(e)(ii), and (y) the Company shall be permitted to enter into an Acceptable Confidentiality Agreement as contemplated by and in accordance with Section 6.1(b). The Company shall, and shall cause its subsidiaries and its and their respective directors, officers and employees to, and shall use its reasonable best efforts to cause their respective other Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than Parent and its Affiliates) relating to or in connection with an Acquisition Proposal that exist as of the date hereof. The Company shall promptly, and in no event later than twenty-four (24) hours after its or any of its subsidiaries receipt (including receipt by any of their respective directors, officers or Representatives) of any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with or relating to an Acquisition Proposal, advise Parent orally and in writing of such Acquisition Proposal or request (including providing the identity of the Person making or submitting such Acquisition Proposal or request), and (A) if it is in writing, provide Parent a copy of such Acquisition Proposal and any related draft agreements or other documentation or materials delivered in connection therewith, or (B) if it is oral, provide Parent a reasonably detailed summary, including all material terms, thereof. The Company shall keep Parent informed in all material respects on a reasonably prompt basis of the current status and material terms of any such Acquisition Proposal including any material changes in respect of any such Acquisition Proposal and shall promptly (and in no event later than twenty-four (24) hours following any such change) deliver to Parent a summary of any material changes to any such Acquisition Proposal. Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Company Board of Directors or to allow for the engagement in discussions regarding an Acquisition Proposal or a proposal that would reasonably be expected to lead to an Acquisition Proposal so long as, in each case, such Acquisition Proposal or proposal that would reasonably be expected to lead to an Acquisition Proposal was not obtained or made as a result of a violation of the terms of this Agreement if the Company Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action could reasonably be expected to result in (I) a possible Superior Proposal and (II) a breach of its fiduciary duties under applicable Law and so long as (1) neither the Company nor any of its subsidiaries nor any of their respective Representatives has violated this Agreement, and (2) the Company promptly notifies Parent thereof (including the identity of such counterparty) after granting any such waiver, amendment or release and, if requested by Parent, grants Parent a waiver, amendment or release of any similar provision under the Confidentiality Agreement. Any breach of this Section 6.1 by any subsidiary of the Company, its subsidiaries or any officer, director, employee or other Representative of the Company or any subsidiary of the Company shall be deemed to be a breach by the Company for all purposes of this Agreement.

(b) Notwithstanding anything to the contrary in Section 6.1(a) or Section 6.4, nothing contained in this Agreement shall prevent the Company or the Company Board of Directors from:

(i) (x) taking and disclosing to its shareholders a position in accordance with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act, (y) making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (z) making any disclosure to shareholders of the Company with regard to the transactions contemplated by this Agreement or an Acquisition Proposal made after the date hereof if, in the good faith judgment of the Company Board of Directors, after consultation with its outside legal counsel, it determines that it is legally required to do so or failing to do so could be reasonably expected to result in a breach of its fiduciary duties under applicable Law; provided that neither the Company nor its Company Board of Directors may take an action that would constitute a Company Change of Recommendation in respect of an Acquisition Proposal unless expressly permitted by Section 6.1(d);

(ii) prior to obtaining the Company Requisite Vote, providing access to its properties, books and records and providing information or data in response to a request therefor by a Person or group who has made a bona fide written Acquisition Proposal after the date hereof if the Company Board of Directors (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal, (B) after consultation with its outside legal counsel, shall have determined in good faith that failing to do so could be reasonably expected to result in a breach of the fiduciary duties of the Company Board of Directors under applicable Law and (C) prior to provision of any material or information, and engagement in any discussions, has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; or

(iii) prior to obtaining the Company Requisite Vote, participating and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal after the date hereof that, in each case, did not result from a breach of this Section 6.1, if the Company Board of Directors (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal could reasonably be expected to constitute, result in or lead to a Superior Proposal and (B) after consultation with its outside legal counsel, shall have determined in good faith that failing to do so could be reasonably expected to result in a breach of its fiduciary duties under applicable Law;

provided (A) in the case of Section 6.1(b)(ii) and (iii), such Acquisition Proposal was not initiated, solicited, obtained or encouraged in breach of, or otherwise is not the result of any breach of, Section 6.1(a), (B) in the case of Section 6.1(b)(ii), the Company gives Parent the notice required by Section 6.1(a), and (C) in the case of Section 6.1(b)(ii), the Company furnishes any information provided to the maker of the Acquisition Proposal only pursuant to an executed Acceptable Confidentiality Agreement and such furnished information is delivered to Parent at substantially the same time (to the extent such information has not been previously furnished or made available by the Company to Parent).

(c) Except as contemplated by Section 6.1(d), neither the Company Board of Directors nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or propose to withhold, withdraw, qualify or modify, the Company Recommendation in a manner adverse to Parent, (B) make any public statement inconsistent with the Company Recommendation, (C) approve, adopt or recommend any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to any Acquisition Proposal, (D) fail to reaffirm or re-publish the Company Recommendation within ten (10) Business Days of being requested by Parent to do so (provided, however, that Parent shall not be entitled to request such a reaffirmation or re-publishing more than one (1) time with respect to any single Acquisition Proposal other than in connection with an amendment to any financial terms of such Acquisition Proposal or any other material amendment to such Acquisition Proposal), (E) fail to include the Company Recommendation in the Proxy Statement, (F) fail to announce publicly, within five (5) Business Days after a tender offer or exchange offer relating to any securities of the Company has been commenced that would constitute an Acquisition Proposal, that the Company Board of Directors recommends rejection of such tender or exchange offer or (G) resolve, publicly propose or agree to do any of the foregoing (each such action set forth in clauses (A) through (G) above being a “Company Change of Recommendation”), (ii) authorize, cause or permit the Company or any of its subsidiaries to enter into a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the Acceptable Confidentiality Agreement) or recommend any tender offer providing for, with respect to, or in connection with any Acquisition Proposal or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (iii) take any action pursuant to which any Person (other than Parent, Merger Sub or their respective Affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute or articles of incorporation provision relating to an Acquisition Proposal.

(d) Notwithstanding anything in this Section 6.1 to the contrary, at any time prior to obtaining the Company Requisite Vote, (i) the Company Board of Directors may effect a Company Change of Recommendation in response to an Intervening Event or (ii) if the Company Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, in response to an Acquisition Proposal from a third party that did not otherwise result from a breach of Section 6.1(a), that such proposal constitutes a Superior Proposal, and such Acquisition Proposal is not withdrawn, the Company or the Company Board of Directors may (A) make a Company Change of Recommendation and/or (B) terminate this Agreement pursuant to Section 8.1(d)(ii) to enter into a definitive agreement with respect to such Superior Proposal, in each case, if (and only if) (1) in the event the Agreement is terminated pursuant to Section 8.1(d)(ii), the Company pays to Parent any Company Termination Fee required to be paid pursuant to Section 8.2(b)(i) at such time as set forth in Section 8.2(b)(i) and (2) after consultation with its financial advisor and outside legal counsel, the Company Board of Directors determines that the failure to make a Company Change of Recommendation, or to terminate this Agreement pursuant to Section 8.1(d)(ii), would be reasonably expected to result in a breach of its fiduciary duties under applicable Laws; provided, however, that the Company or the Company Board of Directors, as applicable, may only take the actions described in clauses

(i) and (ii) if prior to taking any such action (x) the Company delivers to Parent written notice (a “Company Notice”), at least five (5) Business Days’ in advance (the “Notice Period”), advising Parent that the Company Board of Directors proposes to take such action and containing (1) the material details of such Intervening Event or the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board of Directors and (2) a copy of the most current draft of any written communication (including any agreement) relating to the Superior Proposal and (y) during the Notice Period (as extended pursuant to the following sentence of this Section 6.1(d)), (i) the Company complies with the following sentence of this Section 6.1(d) and (ii) if Parent shall have delivered to the Company a written, binding, irrevocable offer, capable of being accepted by the Company, to alter the terms of this Agreement, the Company Board of Directors thereafter reaffirms in good faith (after consultation with its outside counsel and financial advisor) that the Acquisition Proposal giving rise to the Company Notice continues to constitute a Superior Proposal. If requested by Parent, the Company will, and will cause its Representatives to, during the Notice Period, engage in good faith negotiations with Parent and its Representatives (including by making the Company’s officers and Representatives reasonably available to negotiate) to make such adjustments in the terms and conditions of this Agreement so that (i) in the case of an Acquisition Proposal, such Acquisition Proposal would cease to constitute a Superior Proposal (it being understood and agreed that if Parent has committed to any changes to the terms of this Agreement, each time thereafter that there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board of Directors shall provide a new Company Notice and an additional two (2) Business Day period from the date of such notice and the obligations of the Company during the Notice Period shall continue in effect during such additional period) or (ii) in the case of an Intervening Event, the failure of the Company Board of Directors to make a Company Change of Recommendation could not be reasonably expected to result in a breach of its fiduciary duties under applicable Laws. Any such Company Change of Recommendation shall not change the approval of this Agreement or any other approval of the Company Board of Directors in any respect that would have the effect of causing any corporate takeover statute or other similar statute or any provision of the Company Articles of Incorporation to be applicable to the transactions contemplated hereby, including the Merger.

(e) Nothing contained in this Section 6.1 or elsewhere in this Agreement shall prohibit the Company or the Company Board of Directors (or any committee thereof), directly or indirectly through its Representatives, from disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or making any disclosure to the Company’s shareholders if the Company Board of Directors has determined, after consultation with its outside legal counsel, that the failure to do so could reasonably be expected to result in a breach of its fiduciary duties under applicable Laws; provided, however, that any such disclosure that constitutes a Company Change of Recommendation shall be subject to the provisions of this Section 6.1 with respect thereto (it being understood and agreed that any disclosure of a position in connection with a tender offer or exchange offer, other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act or a recommendation on Schedule 14D-9 against such tender offer or exchange offer made within ten (10) Business Days after the commencement thereof and in any event at least two (2) Business Days prior to the Company Shareholder Meeting, shall be deemed a Company Change of Recommendation, unless the Company Board of Directors expressly and concurrently reaffirms the Company Recommendation).

(f) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means any bona fide proposal, inquiry, indication of interest or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to any transaction or series of transactions, involving (A) any direct or indirect acquisition or purchase of (1) a business or assets that constitute 20% or more of the revenues, net income or assets of the Company and its subsidiaries, on a consolidated basis, or (2) 20% or more of any class of equity or voting securities of the Company (or any subsidiary or subsidiaries of the Company whose business constitutes (together) 20% or more of the revenues, net income or assets of the Company and its subsidiaries, on a consolidated basis), (B) any tender offer, exchange offer or similar transaction that if consummated would result in any Person or group of Persons beneficially owning 20% or more of any class of the equity or voting securities of the Company (or any subsidiary or subsidiaries of the Company whose business constitutes (together) 20% or more of the revenues, net income or assets of the Company and its subsidiaries, on a consolidated basis), (C) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes (together) 20% or more of the revenues, net income or assets of the Company and its subsidiaries, on a consolidated basis) or (D) any combination of the foregoing.

(ii) “Superior Proposal” means a written Acquisition Proposal (with all references to “20% or more” included in the definition of Acquisition Proposal changed to “more than 50%”) that was not obtained, solicited or received in, or otherwise resulted from, violation of this Section 6.1, in each case, that the Company Board of Directors in good faith determines, after consultation with its outside legal counsel and financial advisors, would, if consummated, result in a transaction that is more favorable to the shareholders of the Company from a financial point of view than the transactions contemplated hereby after taking into account all such factors and matters considered appropriate in good faith by the Company Board of Directors (including, to the extent considered appropriate by the Company Board of Directors, (A) financial provisions and the payment of the Company Termination Fee, (B) the identity of the Person(s) making such Acquisition Proposal, (C) legal and regulatory conditions and other undertakings relating to the Company’s and its subsidiaries’ regulators, lenders or partners, (D) probable timing, (E) conditionality and likelihood of consummation and (F) with respect to which the cash consideration and other amounts (including costs associated with the Acquisition Proposal) payable at Closing are subject to fully committed financing from recognized financial institutions), and after taking into account any changes to the terms of this Agreement committed to in writing by Parent in response to such Superior Proposal pursuant to, and in accordance with, Section 6.1(d) or otherwise.

SECTION 6.2 Parent No Solicitation.

Parent shall, and shall cause its subsidiaries and its and their respective officers, directors and employees to, and shall use its reasonable best efforts to cause its and their respective other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, any Parent Business Combination. From the date of this Agreement until the earlier of the Closing and the date of termination of this Agreement, Parent shall not, shall cause its subsidiaries and its and their respective officers, directors and employees not to, and shall use its reasonable best efforts to cause its and their respective other Representatives not to (and shall not authorize or permit its or their respective Representatives to), directly or indirectly, (a) solicit, initiate, knowingly facilitate or knowingly encourage any Parent Business Combination, (b) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to effect, any Parent Business Combination or that would reasonably be expected to cause Parent to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement, (c) enter into, initiate, continue, engage in or otherwise participate in any way in any discussions or negotiations regarding any Parent Business Combination, or (d) agree or propose to do any of the foregoing. As used herein, “Parent Business Combination” means (other than the Merger) (i) any acquisition or purchase, in a single transaction or a series of transactions of all or any material part of Parent or its subsidiaries, taken as a whole (regardless of whether such acquisition or purchase is by means of a sale of assets or a sale of equity securities of one or more of Parent or any subsidiary thereof) or (ii) any acquisition, purchase or corporate reorganization by Parent or its subsidiaries, in each of clauses (i) and (ii), that would be reasonably expected to constitute a Material Business Transaction. Any act or omission by an Affiliate of Parent that would be a violation of this Section 6.2 if taken by Parent shall be a breach by Parent of this Section 6.2.

SECTION 6.3 Proxy Statement.

(a) As promptly as practicable after the date of this Agreement and in any event within forty-five (45) days after the date of this Agreement, the Company shall prepare and provide to Parent and its advisors the Proxy Statement in preliminary form, and within sixty (60) days after the date of this Agreement, shall file with the SEC, the Proxy Statement in preliminary form. Parent shall promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Parent required under the Securities Act and the Exchange Act, and the rules and regulations thereunder, to be included in the Proxy Statement; provided that the Company shall not use any such information for any other purpose if doing so would violate or cause the violation of applicable securities Laws. Each of Parent and the Company shall notify the other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information related to the Proxy Statement and will promptly supply the other Party with copies of all correspondence between it and its Affiliates or their respective officers, employees, legal advisors or agents, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or the Merger. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company shall liaise and cooperate with the other Party and provide it with a reasonable opportunity to review and comment on such document or proposed response or compliance with any such request. If at any time prior to the Company

Shareholders Meeting, any information relating to Parent or the Company or any of its respective Affiliates, directors or officers, should be discovered by such Party which should be set forth in an amendment or supplement to the Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be prepared, filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law. After all the comments received from the SEC have been cleared by the SEC staff and all information required to be contained in the Proxy Statement has been included therein by the Company, the Company shall promptly file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed (including by electronic delivery if permitted), as promptly as practicable, to its shareholders of record, as of the record date established by the Company Board of Directors and set forth in the Proxy Statement.

(b) The Company covenants that none of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) will, at the time such document is first filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, at the time of the Company Shareholders Meeting, comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(c) Parent covenants that none of the information supplied by or on behalf of Parent or Merger Sub for inclusion in the Proxy Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented, at the time such document is declared effective by the SEC or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied in writing for inclusion in the Proxy Statement by or on behalf of the Company which is contained or incorporated by reference in the Proxy Statement.

SECTION 6.4 Company Shareholders Meeting.

Notwithstanding any Company Change of Recommendation, the Company, acting through the Company Board of Directors (or a committee thereof), shall promptly following receipt of confirmation from the SEC that the SEC has no further comments on, or will not review, the Proxy Statement, take all reasonable action necessary to duly call, give notice of, convene and hold a meeting of its shareholders for the purpose of approving and adopting this Agreement (including any adjournment or postponement thereof, the “Company Shareholders

Meeting”); provided that the Company may postpone, recess or adjourn such meeting for up to thirty (30) days in the aggregate (excluding any adjournment or postponements required by applicable Law) (a) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, (b) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (c) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure which the Company Board of Directors has determined in good faith after consultation with outside counsel is necessary under applicable Law or to prevent a breach of fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting. The Company, acting through its Company Board of Directors (or a committee thereof), shall subject to Section 6.1(d), (i) include in the Proxy Statement the Company Recommendation and, subject to the consent of the Company Financial Advisor, the written opinion of the Company Financial Advisor, dated as of the date of this Agreement, that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock and (ii) use its reasonable best efforts to obtain the Company Requisite Vote. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Shareholders Meeting if this Agreement is terminated.

SECTION 6.5 Regulatory Approvals; Reasonable Best Efforts.

(a) During the Interim Period, each of Parent and the Company shall cooperate and promptly prepare and file all necessary documentation to effect all necessary applications, notices, petitions and filings, and shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things in order to, (i) make and obtain the Consents and Filings listed in Section 3.5(b) of the Company Disclosure Schedule and Section 4.4(b) of the Parent Disclosure Schedule, (ii) make all registrations and filings, and thereafter, make any other required registrations, filings or submissions, and pay any fees due in connection therewith, with any Governmental Entity necessary to consummate the transactions contemplated by this Agreement, (iii) take, or cause to be taken, all reasonable and appropriate action and do, or cause to be done, all reasonable things necessary, proper or advisable under applicable Law or otherwise to satisfy the conditions set forth in Article VII as promptly as practicable, (iv) cooperate in good faith with the applicable Governmental Entities or other Persons and provide promptly such other information and communications to such Governmental Entities or other Persons as such Governmental Entities or other Persons may reasonably request in connection therewith, and (v) execute and deliver any additional agreements or instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

(b) During the Interim Period, the Parties will provide prompt notification to each other when any Consent or Filing referred to in Section 6.5(a) is obtained, taken, made, given or denied, as applicable, and will advise each other of any material communications with any Governmental Entity or other Person regarding any of the transactions contemplated by this Agreement, including (i) giving the other Parties prompt notice of the making or commencement of any material, written request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; and (ii) keeping the other Parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding. Subject to applicable Laws relating to the exchange of information, and unless prohibited by the reasonable request of any Governmental Entity, (x) Parent shall have the right to review and approve (such approval not to be unreasonably withheld, delayed or conditioned) in advance and the Company shall have the right to review in advance, and (y) to the extent practicable, each Party will consult with the other Party on, and consider in good faith the views of the other in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal (including all of the information relating to Parent or the Company, as the case may be, and any of their respective subsidiaries, that appears in any filing) made with or written materials submitted to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each Party will permit authorized representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any material, written document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding. Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a Party may be provided to the other Party on an outside counsel-only basis.

(c) In furtherance of the foregoing covenants:

(i) Parent, Merger Sub and the Company shall use their reasonable best efforts to make any premerger notification filing required under the HSR Act with respect to the transactions contemplated hereby as soon as reasonably practicable following the execution of this Agreement. Parent, Merger Sub and the Company shall supply as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act and shall take all other actions, proper or advisable consistent with this Section 6.5, to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Parent, Merger Sub and the Company shall comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, made by the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (the “Antitrust Authorities”) and use reasonable best efforts to take all other actions to obtain clearance from the Antitrust Authorities. Each of Parent and Merger Sub shall exercise its reasonable best efforts, and the Company shall cooperate with Parent and Merger Sub, to promptly prevent the entry in any claim brought by an Antitrust Authority of any order that would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby in any material respect.

(ii) Other than with respect to filings under the HSR Act, the Parties will, as soon as reasonably practicable following the execution of this Agreement, prepare and file, and pay any fees due in connection therewith in accordance with Section 8.3, with each applicable Governmental Entity (including CFIUS) requests for such Consents (including the

CFIUS Approval) as may be necessary for the consummation of the transactions contemplated hereby in accordance with the terms of this Agreement and as set forth on Section 3.5(b) of the Company Disclosure Schedule and Section 4.4(b) of the Parent Disclosure Schedule. Without limiting the generality of this Section 6.5 and subject thereto, for purposes of obtaining the CFIUS Approval, the Parties shall file, as promptly as practicable after the execution of this Agreement, a joint voluntary notice in respect of the Merger and the other transactions contemplated hereby under Section 721 of the Defense Production Act of 1950, as amended, and 31 C.F.R. Part 800(the “DPA”). The Parties will diligently pursue and use their reasonable best efforts to obtain such Consents and will cooperate with each other in seeking such Consents. To such end, the Parties agree to make reasonably available the personnel and other resources of their respective organizations in order to obtain all such Consents. Each Party will promptly inform the other Parties of any material communication received by such Party from, or given by such party to, any Governmental Entity from which any such Consent is required, unless prohibited by the reasonable request of any Governmental Entity, and of any material communication received or given in connection with any claim by a private party, in each case regarding any of the transactions contemplated hereby, and will permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any such Governmental Entity or, in connection with any claim by a private party, with such other Person, and to the extent permitted by such Governmental Entity or other Person, give the other party the opportunity to attend and to participate in such meetings and conferences.

(d) In furtherance of the obligations set forth in this Section 6.5, each of Parent and the Company agrees that it will use its reasonable best efforts to take (and to cause its subsidiaries to take) promptly any and all steps reasonably necessary, proper or advisable (taking into consideration the post-Closing ownership structure of each of Parent and the Company and relevant (including in respect of post-Closing ownership and control) precedent transactions involving the combination of two publicly-traded companies in the applicable industries and jurisdictions) to make and obtain all Filings and Consents, including the Filings and Consents listed in Section 3.5(b) of the Company Disclosure Schedule and Section 4.4(b) of the Parent Disclosure Schedule, so as to enable the Parties to close the transactions contemplated by this Agreement as promptly as reasonably practicable, including, if necessary, by proposing, negotiating, committing to and implementing, by way of operational restriction, consent decree, hold separate order, divestiture, undertaking or otherwise, all terms, conditions, liabilities, obligations, commitments or undertakings in respect of the Company, Parent and their respective Affiliates; provided that neither the Company nor any of its subsidiaries shall agree to, or accept, any undertakings, agreements, commitments or conditions pursuant to any settlement, negotiation, litigated proceeding or otherwise with any person with respect to obtaining any Consents or Filings without the prior written consent of Parent. Notwithstanding the obligations set forth in this Section 6.5 or otherwise, none of Parent, Merger Sub, the Company or any of their respective Affiliates shall be required to agree or consent to or accept any terms, conditions, liabilities, obligations, commitments or undertakings as a condition to any such Filings or Consents (including any Required Regulatory Approvals or CFIUS Approval) that, either (i) impose any independent or disinterested director obligations that would negatively impact or limit Parent’s control over the Company or its subsidiaries in any material respect or (ii) individually or in the aggregate, and taking into account any positive effects expected to be realized in the Merger, could reasonably be expected to have a material and adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of a hypothetical company that is fifty percent (50%) of the size of PNM and its subsidiaries, taken as a whole, as of the date of this Agreement (a “Burdensome Effect”); provided that for the purposes of determining whether a Burdensome Effect under clause (ii) of the definition of Burdensome Effect exists (or could reasonably be expected to exist), in respect of a Specified Required Regulatory Approval only those terms, conditions, liabilities, obligations, commitments, or undertakings related to or arising out of rate concessions (including rate reductions and rate credits) to customers required to obtain such Specified Required Regulatory Approval will be taken into account and considered in such determination.

(e) Subject to the obligations under Section 6.5, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, (i) each of Parent, Merger Sub and the Company shall cooperate in all respects with each other and use its respective reasonable best efforts to contest, resist, prevent, oppose and remove any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prevents, restrains, restricts or otherwise prohibits consummation of the transactions contemplated by this Agreement and (ii) each of Parent, Merger Sub and the Company shall defend, at its own cost and expense, any action or actions brought against or involving such Party, whether judicial or administrative, in connection with the transactions contemplated by this Agreement, including the Merger. Without limiting anything contained in Section 6.5, Parent and its subsidiaries and the Company and its subsidiaries shall only be required to agree to any terms, conditions, liabilities, obligations, commitments or undertakings on or with respect to its business conduct in connection with its obligations under this Section 6.5, if such terms, conditions, liabilities, obligations, commitments or undertakings are binding on such Party or its subsidiaries only in the event the Closing occurs.

SECTION 6.6 Notification of Certain Matters. During the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (b) any facts or circumstances, or the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any Party hereto to effect the Merger or any of the transactions contemplated by this Agreement not to be satisfied, and (c) any actions, suits, claims or proceedings commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby; provided that neither the delivery of any notice pursuant to this Section 6.6 nor the access to any information pursuant to Section 6.7 shall limit the rights or remedies available to the Party receiving such notice.

SECTION 6.7 Access to Information; Confidentiality.

(a) During the Interim Period, upon reasonable prior written notice from Parent, the Company shall, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause its Representatives to, (i) afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours to its and their respective officers, employees and Representatives and properties, offices, and other facilities and to all books and records, and shall furnish Parent and its Representatives promptly with all financial, operating and other data and information as Parent and its Representatives from time to time reasonably request in writing, (ii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company’s subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, FERC, the Nuclear Regulatory Commission, the New Mexico Public Regulations Commission (“NMPRC”), the Public Utility Commission of Texas (“PUCT”), CFIUS, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity, and (iii) upon written request, as soon as reasonably practicable provide Parent with information relating to any material developments in any audit or similar proceeding related to any material Tax matters of the Company or any of its subsidiaries. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries, and shall not include any environmental sampling or invasive environmental testing without the Company’s consent. Neither the Company nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would violate or prejudice its rights or the rights of any of its officers, directors or employees, give rise to a material risk of waiving any attorney-client privilege of the Company or any of its subsidiaries, or contravene any Law, rule, regulation, order, judgment or decree of any Governmental Entity, or Contract; provided, however that the Company shall use its reasonable best efforts to (A) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege (including negotiating in good faith with Parent to seek alternative means to disclose such information as nearly as possible without affecting such attorney-client privilege, including entry into a joint defense agreement), (B) obtain the required consent of any third party to provide access to or disclosure of such information with respect to any confidential Contract to which the Company or its subsidiaries is party, or (C) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company; it being understood and agreed that (i) the Company shall advise Parent in such circumstances that it is unable to comply with Parent’s reasonable requests for information as a result of attorney-client privilege, Contract obligation or applicable Law, and the Company shall use its reasonable best efforts to generally describe the types of information being withheld and (ii) Parent shall reimburse the Company for its reasonable, documented, out-of-pocket expenses incurred in connection with the Company’s actions described above in clauses (A) — (C). All requests for information made pursuant to this Section 6.7(a) shall be directed to the executive officer or other Person designated by the Company and all access granted to Parent and its Representatives shall be under the supervision of such executive officer or other Person, and Parent and its Representatives seeking access shall use their reasonable best efforts not to directly contact any other officer, director, employee, agent or representative of the Company without the prior approval of such Persons designated by the Company. No access, review or notice pursuant to this Section 6.7 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the Parties to any of the other Parties.

(b) Each Party will comply with terms and conditions of the confidentiality agreement, dated January 31, 2020, between the Company and Parent (the “Confidentiality Agreement”), and will hold and treat, and will cause their respective officers, employees, auditors and other Representatives to hold and treat, in confidence all documents and information concerning, on the one hand, the Company and its subsidiaries furnished to Parent or Merger Sub, and on the other hand, Parent or Merger Sub and their respective subsidiaries furnished to the Company, in each case in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.8 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 6.9 Publicity. The initial press releases regarding the Merger are attached hereto as Exhibit A and (except in connection with (a) a Company Change of Recommendation or an Acquisition Proposal, (b) any good faith dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby or (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, the Proxy Statement, the Company SEC Reports, Parent’s SEC filings, Q&As or other publicly disclosed documents, in each case, to the extent such disclosure is still accurate) thereafter the Company and Parent shall (i) consult with each other prior to issuing any press releases or otherwise making public announcements with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, (ii) provide to each other for review a copy of any such press release or public statement, (iii) not issue any such press release or public statement prior to providing each other with reasonable period of time to review and comment on such press release or public statement, and (iv) not issue any such press release or public statement or make any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed), except as may be required, on the advice of counsel, by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service (or, in the case of the Company, in accordance with Section 6.1(b)(ii)); provided that in each such case, the Party required to make such disclosure will, to the extent practicable and not prohibited by applicable Law, promptly inform the other Parties in writing in advance of such compelled disclosure and provide such other Party with a copy of the proposed disclosure and consult with such other Party and consider such other Party’s comments in good faith prior to making such disclosure.

SECTION 6.10 Employee Benefits.

(a) For a period of at least twenty-four (24) months following the Effective Time (the “Protection Period”), Parent shall cause the Surviving Corporation to provide, to each Company Employee who continues to be employed by the Company or the Surviving Corporation or any subsidiary or Affiliate thereof (each a “Continuing Employee” and collectively, the “Continuing Employees”) (i) a salary or wage, that is no less favorable than the salary or wage that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) target annual cash bonus opportunity and long-term incentive opportunity (it being understood that long-term incentive opportunities provided by Parent to each Continuing Employee need not be provided in the form or equity or equity-based grants) that are no less favorable in the aggregate than the target annual cash bonus opportunity and long-term incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time, (iii) employee retirement benefits (including defined contribution retirement, pension and nonqualified deferred compensation) (including matching and other employer contributions), in each case, that is no less favorable in the aggregate than the employee retirement benefits (including defined contribution retirement, pension and nonqualified deferred compensation) (including matching and other employer contributions) that were provided to such Continuing Employee immediately prior to the Effective Time, (iv) welfare and other benefits that are substantially comparable in the aggregate to the welfare and other benefits that were provided to such Continuing Employee immediately prior to the Effective Time, and (v) severance benefits that are no less favorable than those provided as of the Effective Time, subject to such severed employee’s execution and non-revocation of a standard release of claims and counting any service accrued after the Effective Time; provided, however, that the requirements of the foregoing shall not apply to Continuing Employees who are covered by a Company Collective Bargaining Agreement.

(b) Notwithstanding the foregoing, Section 6.10(a) shall not prohibit Parent, the Surviving Corporation or any of their Affiliates from reducing the salary, wages or other compensation of any Continuing Employee if such reduction is contemporaneous with and proportionate to any salary, wage or compensation reduction programs affecting Parent’s and its subsidiaries’ other similarly situated employees.

(c) Subject to applicable Law and any obligations under any Company Collective Bargaining Agreement, Parent shall, or shall cause the Surviving Corporation to, honor, in accordance with their terms, the Company Plans, including, without limitation, subject to the amendment and termination provisions thereof applied on a prospective basis; provided, however, for the avoidance of doubt, that no such amendments or termination shall reduce or otherwise impact the Parent’s obligations pursuant to Section 6.10(a). Notwithstanding any other provision of this Agreement, in no event shall Parent or any of its Affiliates (including, without limitation, the Surviving Corporation) terminate and liquidate the Company Plan listed on Section 6.10(c)(i) of the Company Disclosure Schedule pursuant to IRS Treasury Regulation Section 1.409A-3(j)(4)(ix)(B) in connection with the transactions contemplated by this Agreement or otherwise during the Protection Period. Additionally, at or prior to the Effective Time, to the extent required under the terms (as in effect on the date of this Agreement) of the Company Plans listed on Section 6.10(c)(ii) of the Company Disclosure Schedule, the Company, the Company Board of Directors and the compensation committee of the Company Board of Directors, as applicable, shall adopt resolutions and take actions that are reasonably necessary to establish an irrevocable rabbi trust into which the Company, the Surviving Corporation or Parent

(on behalf of the Surviving Corporation) will pay, or cause to be paid, at the Effective Time, such amounts as are required to be funded to such irrevocable rabbi trust; provided, however, to the extent any such irrevocable rabbi trust has been established previously, in lieu of establishing another such rabbi trust, the Company, the Surviving Corporation or Parent (on behalf of the Surviving Corporation) will pay, or cause to be paid, at the Effective Time, such amounts as are required to be funded to such previously-established irrevocable rabbi trust. Any documents associated with such rabbi trust arrangement will be provided to Parent for advance review and comment.

(d) Parent shall, or shall cause the Surviving Corporation to, cause (i) any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) each Continuing Employee to receive credit for the plan year in which the Continuing Employee commences participation under any group health plans of Parent or its Affiliates towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to such time in the applicable plan year for which payment has been made and (iii) to the extent that such service was recognized under a similar Company Plan, each Continuing Employee to receive service credit for such Continuing Employee’s employment with the Company and its subsidiaries for purposes of eligibility to participate, vesting credit and benefits accruals (but excluding benefit accrual under any defined benefit pension plan or retiree health plan,) under each applicable Parent Plan as if such service had been performed with Parent or one of its Affiliates; provided that such recognition of service shall not apply (x) for purposes of any Parent Plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service, (y) to the extent it would result in a duplication of benefits or (z) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation.

(e) The Company may establish a cash-based retention program to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) in accordance with the terms and subject to the limitations set forth in Section 6.10(e)(i) of the Company Disclosure Schedule. Parent shall cause the Surviving Corporation to honor, in accordance with its terms, any such cash-based retention program that the Company establishes. In addition, from the date hereof and through the Effective Time, nothing in this Agreement shall preclude or prohibit the Company from granting awards under the Company Stock Plan in the ordinary course of business, consistent with past practice and subject to the limitations set forth in Section 6.10(e)(ii) of the Company Disclosure Schedule. From the date hereof and through the Effective Time, nothing in this Agreement shall preclude or prohibit the Company from amending the Company Plans in accordance with the provisions set forth in Section 6.10(e)(iii) of the Company Disclosure Schedule.

(f) Parent and the Surviving Corporation, as applicable, shall pay or cause the applicable subsidiary to pay, if not paid previously, to each current or former employee of the Company and its subsidiaries, as soon as practicable after the Effective Time, any accrued but unpaid annual bonus (or other cash incentive award) relating to any completed year (or other completed performance period, as applicable) ending prior to the year (or performance period) in which the Effective Time occurs that has been accrued on the audited consolidated financial statements of the Company and its subsidiaries as of the Effective Time. The Company may establish an annual cash bonus plan (or other cash incentive awards) relating to the 2021 calendar year in the ordinary course, consistent with past practice. If the Closing occurs in 2021, Parent and the Surviving Corporation, as applicable, shall pay or cause the applicable subsidiary to pay (i) to each employee of the Company and its subsidiaries who remains continuously employed with the Company and its subsidiaries until the Effective Time, a pro-rated annual cash bonus award for the 2021 calendar year (or other applicable performance period) (pro-rated based on the number of days elapsed in the 2021 calendar year (or other applicable performance period) prior to the Effective Time) and (ii) to each employee of the Company and its subsidiaries who terminates employment prior to the Effective Time under circumstances that would ordinarily entitle such employee to remain eligible for a pro-rated annual bonus for the year of termination, a pro-rated annual bonus (pro-rated based on the number of days employed during the 2021 calendar year (or other applicable performance period) prior to the Effective Time), consistent with past practices, in each case in an amount determined based on the Company’s level of achievement of the applicable performance targets for the 2021 calendar year (or other applicable performance period) through the Effective Time, with the level of achievement annualized and appropriately adjusted to reflect the partial performance period through the Effective Time and determined in good faith by the Company’s board of directors as constituted prior to the Effective Time. After the close of the 2021 calendar year (or other applicable performance period) which includes the Effective Time, Parent and the Surviving Corporation, as applicable, shall pay or cause the applicable subsidiary to pay to each employee who was entitled to receive a pro-rated annual cash bonus for the period through the Effective Time and who remains employed with the Company through the end of the 2021 calendar year, a pro-rated annual bonus for the remainder of the 2021 calendar year (or other applicable performance period) after the Effective Time, consistent with past practices, in each case in an amount determined based on the Company’s level of achievement of the applicable performance targets for the entire 2021 calendar year (or other applicable performance period) which included the Effective Time, as determined in good faith by Parent, following consultation with officers of the Company, reduced by the payment made to the employee as of the Effective Time; provided, however, in no event will any employee be required to return the pro-rated annual cash bonus payable in connection with the Effective Time if the employee receives a pro-rated annual cash bonus at the Effective Time in excess of what would have been payable based on the Company’s level of achievement of the applicable performance targets for the entire 2021 calendar year (or other applicable performance period) which included the Effective Time.

(g) Parent shall be responsible for any obligations under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law (collectively, the “WARN Act”) with respect to any subsequent events following the consummation of the transactions contemplated by this Agreement, including the Merger.

(h) At the Effective Time, participants in the Company’s cash or deferred savings plan or the non-qualified deferred compensation plan who are invested in Company stock through the Company’s cash or deferred savings plan or non-qualified deferred compensation plan shall be treated in the same manner as other shareholders of the Company. After such date, participants in the Company’s cash or deferred savings plan or non-qualified deferred compensation plan may not direct any further investments into Company stock through the Company’s cash or deferred savings plan or non-qualified deferred compensation plan. The Company, the Company Board of Directors, the compensation committee of the Company Board of Directors or other committee of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 6.10(h).

(i) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason with or without cause. Additionally, the Company, Parent and the Surviving Corporation agree that the employment with the Company and its Affiliates of the individuals listed on Section 6.10(i) of the Company Disclosure Schedule shall end as of the Effective Time, and such individuals will be entitled to receive severance and other benefits as if their employment were terminated by the Company without cause as of the Effective Time in connection with a “change in control” of the Company, in accordance with the terms of the applicable Company Plans.

(j) From and after the Closing, Parent shall cause the Surviving Corporation or its subsidiaries, as applicable, to honor the terms of each Company Collective Bargaining Agreement until such Company Collective Bargaining Agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(k) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms, (iii) create any third-party rights in any current or former Company Employee or service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof) or any collective bargaining representative of the Company or any Affiliate thereof or (iv) prevent Parent, the Surviving Corporation or any Affiliate of Parent from terminating the employment of any Continuing Employee for any reason.

SECTION 6.11 Directors’ and Officers’ Indemnification and Insurance.

Parent shall, and shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of, and individuals performing equivalent functions for, the Company and its subsidiaries (each, an “Indemnified Party”) in respect of acts or omissions occurring at or prior to the Effective Time or related to this Agreement to the fullest extent permitted by the NMBCA or any other applicable Law or provided under the Company Articles of Incorporation and the Company Bylaws as in effect on the date of this Agreement. From and after the date of this Agreement and prior to the Closing, no Company Party shall enter into or amend any indemnification or similar agreement with or for the benefit of any Indemnified Party without Parent’s prior written consent. Subject to the prior sentences, in the event of any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Party is a party or with respect to which an Indemnified Party is otherwise involved (including as a witness), arising in whole or in part out of or pertaining in whole or in part to the fact that the Indemnified Party is or was an officer or director of, or an individual performing an equivalent function for, the Company or any of its subsidiaries (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions and actions contemplated hereby), (i) Parent shall, or shall cause the Surviving Corporation to, advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including attorneys’ fees and disbursements) to be advanced within thirty (30) Business Days of receipt by Parent from the Indemnified Party of a written request therefor; provided that any person to whom expenses are advanced provides an undertaking, if not prohibited by the NMBCA, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any civil Proceeding in which indemnification could reasonably be sought by such Indemnified Party hereunder unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all civil liability arising out of such Proceeding or such Indemnified Party otherwise consents (for the avoidance of doubt, this clause (ii) does not apply to criminal or quasi-criminal liabilities from or arising out of any Proceedings), and (iii) the Surviving Corporation shall reasonably cooperate in the defense of any such matter. In the event any claim for indemnification is asserted or made by any Indemnified Party pursuant to this Section 6.11, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards under the NMBCA, the Surviving Corporation Charter or other applicable Law shall be made by independent legal counsel selected by the Surviving Corporation.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.11(a), upon learning of any such Proceeding, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying Party.

(c) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation Charter and Surviving Corporation Bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors and officers and advancement of expenses that, solely to the extent affecting the Indemnified Persons (in their capacity as such) are no less advantageous to the Indemnified Persons than the corresponding provisions in the Company’s Charter Documents as in effect on the date of this Agreement.

(d) Prior to the Effective Time, the Company shall obtain and fully pay the premium for the non-cancellable “tail” insurance policies with respect to the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with benefits and levels of coverage that are no less favorable than the benefits and levels of coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company or the Surviving Corporation for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with benefits and levels of coverage that are no less favorable than the benefits and levels of coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier, or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, comparable D&O Insurance for such six-year period with benefits and levels of coverage that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 6.11(d) of the Company Disclosure Schedule; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(e) Notwithstanding anything herein to the contrary, if an Indemnified Party is a party to or is otherwise involved (including as a witness) in any Proceeding with respect to which such Indemnified Party is entitled to indemnification under this Section 6.11 (whether arising before, at or after the Effective Time) on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.11 shall continue in effect until the final disposition of such Proceeding.

(f) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(g) The rights of each Indemnified Party under this Section 6.11 shall be in addition to any rights such Person may have under the Company Articles of Incorporation or

Company Bylaws or any the articles of incorporation, bylaws or other similar constitutional documents of any subsidiary of the Company, under the NMBCA or any other applicable Law or under any agreement of any Indemnified Party with the Company or any of its subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

SECTION 6.12 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Company’s knowledge, threatened in writing against the Company or any members of the Company Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate, at Parent’s expense, in the defense and settlement of any Transaction Litigation and give due consideration to Parent’s views with respect thereto, and the Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.13 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement.

SECTION 6.14 Rule 16b-3. The Company Board of Directors and the Parent Board of Directors shall, prior to the Effective Time, each take such reasonable steps, consistent with the interpretive guidelines of the SEC, to cause the transactions contemplated by this Agreement (including the conversion of the Company Stock Awards set forth in Section 2.2) to be exempt under Rule 16b-3 promulgated under the Exchange Act. Each of Parent and the Company shall provide to counsel for the other Party for its review copies of such resolutions to be adopted by its board of directors prior to such adoption and each Party shall provide the other Party with such information as shall be reasonably necessary for the board of directors of such Party to set forth the information required in the resolutions of such board of directors.

SECTION 6.15 Dividend. If the Closing Date occurs after the record date for a regular quarterly cash dividend payable to holders of the Company Shares and prior to the payment date of such dividend (the “Final Quarterly Dividend”), then the Surviving Corporation will cause to be paid, out of the Exchange Fund, the Final Quarterly Dividend following the Closing on the scheduled payment date for such dividend.

SECTION 6.16 Further Assistance.

(a) From and after the date of this Agreement until the Closing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall use commercially reasonable efforts (subject to, and in accordance with, applicable Law and the terms of this Agreement) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Law to carry out the intent and purposes of this Agreement, to fulfill and satisfy each condition within the control of such Party and to consummate and make effective the transactions contemplated by this Agreement, including the

Merger. Without limiting the generality of the foregoing, subject to the conditions and limitations and upon the terms of this Agreement, each Party shall reasonably cooperate with the other Parties, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by the other Parties to evidence or reflect the transactions contemplated by this Agreement (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder).

(b) As promptly as practicable after the date of this Agreement and to the extent not prohibited by applicable Law, the Company and Parent shall establish a transition committee (the “Transition Committee”) consisting of two (2) representatives designated by each of the Company and Parent. The activities of the Transition Committee shall include, to the extent not prohibited by applicable Law, the development of regulatory plans and proposals, the facilitation of the transfer of information between the Parties and other matters as the Transition Committee deems appropriate. At all times after the date of this Agreement until the Effective Time (or the earlier termination of this Agreement as provided in Article VIII), there shall be two (2) representatives of Parent on the Transition Committee that shall be designated by Parent as the primary contact person for the Company at Parent (the “Parent Contacts”) and two (2) representatives of the Company on the Transition Committee that shall be designated by the Company as the primary contact person for Parent at the Company (the “Company Contacts”). In the event that either the Company or Parent elects to request that the other consent to any action or matter involving such Party or any of its subsidiaries or Joint Ventures as is contemplated by Section 5.1 or Section 5.2, as applicable, the Parties shall make all such requests to the Parent Contacts or the Company Contacts, as applicable, and each Party agrees that it will use its commercially reasonable efforts to cause its respective contact to respond as promptly as practicable to any such request, taking into account the nature of the request, the circumstances under which the request is made and the timing indicated in the request. The Parent Contacts shall initially be the individuals set forth on Section 6.16(b) of the Parent Disclosure Schedule (and may be changed by Parent from time to time by written notice from Parent to the Company) and the Company Contacts shall initially be the individuals set forth on Section 6.16(b) of the Company Disclosure Schedule (and may be changed by the Company from time to time by written notice from the Company to Parent after consultation between Parent and the Company).

SECTION 6.17 State Anti-Takeover Statutes. Without limiting anything contained in this Agreement, each of the Company and Parent shall (a) take all action within its power to ensure that no state anti-takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, and (b) if any state anti-takeover statute or similar statute or regulation becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action within its power to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

SECTION 6.18 Platinum Indebtedness. The Company shall, and shall cause each of its subsidiaries to, execute and deliver to each of the lenders (either directly or through the applicable administrative or other agent for the lenders) with respect to the indebtedness of the Company and its subsidiaries set forth on Schedule 6.18 of the Company Disclosure Schedule (the “Existing Lenders”) one or more notices (each, an “Existing Loan Notice”) prepared by the Company in form and substance reasonably acceptable to Parent, notifying each of the Existing Lenders of this Agreement and the contemplated Merger. The Existing Loan Notice with respect to one or more of the Existing Lenders shall include a request for a consent or waiver, in form and substance reasonably acceptable to Parent (an “Existing Loan Consent”), to (i) in the case of the initial Existing Loan Notice to be provided to an Existing Lender immediately following the date hereof, the execution of this Agreement, and in the case of any additional Existing Loan Notice provided to an Existing Lender prior to Closing, the consummation of the Merger and the other transactions contemplated by this Agreement, and (ii) certain modifications of (or waivers under or other changes to) any agreement or documentation relating to the Company’s or its subsidiaries’, as applicable, relationship with such Existing Lender; provided, however, that no such modifications, waivers or changes pursuant to this clause (ii) shall be effective prior to the Effective Time. Subject to and without limiting anything contained in the definition of “Material Adverse Effect” and the related condition in respect of the Company set forth in Section 7.2(d), Parent and Merger Sub acknowledge and agree that the obtaining of any Existing Loan Consent is not a condition to the Closing. Each party shall be responsible for its own fees and other Liabilities (including any consent fees or any other fees, costs, expenses or other amounts payable to or on behalf of the Existing Lenders, which shall all be payable by the Company) incurred in connection with this Section 6.18 and the Existing Loan Consents.

SECTION 6.19 Four Corners Divestiture. The Company acknowledges that Parent, Iridium and the Company each have stated goals relating to decarbonization and, in this regard, the Company has previously announced its intention to exit from the Four Corners Power Plant earlier than the date on which its ownership agreement currently provides. Accordingly, the Company agrees that, as soon as reasonably practicable following the date of this Agreement, PNM, shall (a) enter into definitive agreements providing for exit from all ownership interests in the Four Corners Power Plant, substantially in the form made available to Parent prior to the date of this Agreement or in such other form as is reasonably acceptable to Parent (collectively, the “Four Corners Divestiture Agreements”) and (b) make all applicable regulatory filings and take all commercially reasonable actions in order to obtain required approvals from applicable Governmental Entities, all with the objective of having the closing date for such exit to occur as promptly as practicable but in any event no later than December 31, 2024.

SECTION 6.20 Commitment Letter; Financing Cooperation.

(a) Commitment Letter. Parent shall use its reasonable best efforts to maintain in full force and effect the Commitment Letter and to take all actions and do all things necessary, proper or advisable to consummate the financing contemplated by the Commitment Letter on or prior to the Closing Date to the extent necessary to pay the aggregate Per Share Merger Consideration at the Closing. Parent shall not, without the prior written consent of the Company (which consent shall be unreasonably withheld, delayed or conditioned), enter into any amendment, replacement, supplement or modification to the Commitment Letter if such amendment or modification would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement (including the payment of the aggregate Per Share Merger Consideration to the Exchange Agent pursuant to this Agreement).

(b) Financing Cooperation. The Company shall, and shall cause each of its subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide to Parent such customary cooperation, at Parent’s expense, as may reasonably be requested by Parent to assist Parent in obtaining the financing in connection with the transactions contemplated by this Agreement (collectively, “Financing”), including making management of the Company and its subsidiaries reasonably available to participate in a reasonable number of meetings and presentations, requesting the Company’s independent auditors to cooperate with Parent, furnishing to Parent information reasonably requested by Parent to permit the consummation of the Financing (including any financial and other information concerning the Company and its subsidiaries required for the preparation and filing with the SEC any required offering documents relating to the Financing, and otherwise comply with SEC and other applicable Laws requirements related thereto). In furtherance of the foregoing, the Company agrees to correct promptly any information provided by it for use in connection with the Financing if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by applicable Law. Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining the Financing or any other financing. The failure to pay the aggregate Per Share Merger Consideration in accordance with Article II at the Closing shall constitute a breach of this Agreement by Parent.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver at or prior to the Effective Time of the following conditions:

(a) Company Shareholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Company Requisite Vote;

(b) Orders. No Law (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains or enjoins the consummation of the Merger, and is in effect (each, a “Legal Restraint”);

(c) Regulatory Approvals. The Consents or Filings marked with an asterisk (*) on Section 3.5(b) of the Company Disclosure Schedule (the “Company Regulatory Approvals”) or Section 4.4(b) of the Parent Disclosure Schedule (the “Parent Regulatory Approvals” and together with the Company Regulatory Approvals, the “Required Regulatory Approvals”) shall have been duly obtained, made or given, and all terminations or expirations of applicable waiting periods imposed by any Governmental Entity with respect to the transactions contemplated thereby (including under the HSR Act) shall have occurred, and all such Required Regulatory Approvals (including under the HSR Act) shall have become Final Orders;

(d) CFIUS Approval. (i) The Parties shall have received written notice from CFIUS stating that: (A) CFIUS has concluded that the consummation of the Merger and the other transactions contemplated by this Agreement, as contemplated by this Agreement, are not a “covered transactions” and not subject to review under the DPA; or (B) CFIUS has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the Merger and the other transactions contemplated by this Agreement and has concluded that there are no unresolved national security concerns, and has therefore terminated all action under the DPA; or (ii) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision, then (1) the President has announced a decision not to take any action to suspend or prohibit the Merger or the other transactions contemplated by this Agreement, or (2) having received a report from CFIUS requesting the President’s decision, the President has not taken any action to suspend or prohibit the Merger or the other transactions contemplated by this Agreement after 15 days from the date the President received such report from CFIUS (“CFIUS Approval”).

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (other than (x) the representations and warranties of the Company with respect to the Company and its subsidiaries (but not its Joint Ventures) set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries) with respect to the Company, Section 3.3 (Capitalization), Section 3.4 (Authority), Section 3.5(a)(i) (No Conflict with Organizational Documents), and clause (iii) of the first sentence and the last sentence of Section 3.1(b) (Ownership of Subsidiaries) and (y) the representations and warranties of the Company set forth in Section 3.9(a)(ii) (No Material Adverse Effect)), shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; (ii) the representations and warranties of the Company with respect to the Company and its subsidiaries (but not its Joint Ventures) (A) set forth in Section 3.1(a) (Organization and Qualification; Subsidiaries) with respect to the Company, Section 3.4 (Authority), Section 3.5(a)(i) (No Conflict with Organizational Documents), and clause (iii) of the first sentence and the last sentence of Section 3.1(b) (Ownership of Subsidiaries) shall be true and correct in all material respects and (B) set forth in Section 3.3 (Capitalization) shall be true and correct in all but de minimis respects, in each such case, as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date) and (iii) the representation and warranty of the Company set forth in Section 3.9(a)(ii) (No Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time;

(c) Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied;

(d) No Material Adverse Effect. There shall not have occurred any event, development, change, effect or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(e) Burdensome Effect. No Final Order granting any of the Required Regulatory Approvals and the CFIUS Approval imposes terms or conditions that, individually or in the aggregate (when taken together with the other Final Orders granting such Required Regulatory Approvals and the CFIUS Approval), could reasonably be expected to have a Burdensome Effect;

(f) Dissenting Shares. The total number of Dissenting Shares shall not have exceeded fifteen percent (15%) of the issued and outstanding shares of Company Common Stock as of immediately prior to the Effective Time; and

(g) Four Corners Divestiture. Each of the Four Corners Divestiture Agreements shall have been duly executed and delivered by each of the parties thereto, and shall be in full force and effect as of the Closing, and PNM shall have made all applicable regulatory filings to obtain required approvals from applicable Governmental Entities, including for abandonment authority and securitization from the NMPRC.

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), in each such case, as of the date of this Agreement and as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, in the aggregate, do not have would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

(c) Certificate. The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Requisite Vote:

(a) by mutual written consent of Parent and the Company;

(b) by Parent or the Company if any court of competent jurisdiction or other competent Governmental Entity shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that (i) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available if the order, decree or ruling issued, or other action taken, was primarily due to the material breach of the Party seeking to terminate this Agreement, and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall have complied in all material respects with Section 6.5;

(c) by Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. New York City time on January 20, 2022 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived, as applicable, or for conditions that by their nature are to be satisfied at the Closing, shall then be capable of being satisfied (except for any condition set forth in Section 7.1(c) or Section 7.1(d)), the Company or Parent may, extend the End Date to a date that is three (3) months after the End Date (and if so extended, such later date being the End Date) by providing written notice of such extension not less than three (3) Business Days prior to the End Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

(d) by written notice from the Company if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied and to be incapable of being satisfied by the End Date, except that, if such breach is curable by Parent or Merger Sub through the exercise of its reasonable best efforts, then, until the earlier of (x) three (3) Business Days prior to the End Date and (y) thirty (30) days after receipt by Parent of written notice from the Company of such breach, but only as long as Parent or Merger Sub, as applicable, continues to use its reasonable best efforts to cure such breach (the “Parent Cure Period”), such termination shall become effective only if the breach is not cured within the Parent Cure Period; provided that the Parent Cure Period shall not be applicable to any breach or failure to perform by Parent or Merger Sub that gives rise to a termination right under Section 8.1(d)(iii); provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b);

(ii) prior to obtaining the Company Requisite Vote, in accordance with, and subject to, and in compliance with, all of the terms and conditions of, Section 6.1(d), in order to enter into a definitive agreement with respect to a Superior Proposal; provided that the Company shall pay the Company Termination Fee pursuant to Section 8.2(b)(i) at such time as specified in Section 8.2(b)(i); or

(iii) (A) if all of the conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (B) the Company has given written notice to Parent and Merger Sub that it is prepared, willing and able to consummate the Closing (the “Satisfaction Notice”) and (C) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date that the Closing should have occurred pursuant to Section 1.3 and fail to consummate the Closing by the close of business on the fifth (5th) Business Day following receipt of the Satisfaction Notice.

(e) by written notice from Parent if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and to be incapable of being satisfied by the End Date, except that, if such breach is curable by the Company through the exercise of its reasonable best efforts, then, until the earlier of (x) three (3) Business Days prior to the End Date and (y) (30) days after receipt by the Company of written notice from Parent of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such breach (the “Company Cure Period”), such termination shall become effective only if the breach is not cured within the Company Cure Period; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if it or Merger Sub is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement and such breach would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b);

(ii) the Company Board of Directors shall have made whether or not in compliance with Section 6.1, a Company Change of Recommendation; or

(f) by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, at which a vote on the approval of this Agreement was taken.

SECTION 8.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.7(b), Section 6.9, this Section 8.2, Section 8.3 and Article IX, each of which shall survive such termination (which damages the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the Company from Parent or Merger Sub, including for any Willful Breach, such damages can be based on the damages incurred by the Company’s shareholders in the event such shareholders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement); provided that, except to the extent set forth in Section 8.2(f), nothing herein shall relieve any Party hereto of any liability for damages resulting from Willful Breach of this Agreement prior to such termination. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.12.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), or by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay $130,000,000 (the “Company Termination Fee”) to Parent, at or prior to such termination in the case of a termination pursuant to Section 8.1(d)(ii) or as promptly as reasonably practicable after such termination in the case of a termination pursuant to Section 8.1(e)(ii) (and, in any event, within one (1) Business Day following such notice of termination pursuant to Section 8.1(e)(ii)), payable by wire transfer of immediately available funds; or

(ii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(c) (but only if the Company Shareholders Meeting has not been held prior to such date) or Section 8.1(f) or is terminated by Parent pursuant to Section 8.1(e)(i) and (A) at any time after the date of this Agreement and prior to such termination an Acquisition Proposal shall have been made to the Company, or to the Company Board of Directors or shareholders, or an Acquisition Proposal shall have otherwise become publicly known, and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or shall have consummated an Acquisition Proposal, then, in the event that the actions described in both clauses (A) and (B) above occur, the Company shall pay to Parent the Company Termination Fee, such payment to be made within two (2) Business Days following the earlier of the entry into such agreement in respect of, or consummation of, an Acquisition Proposal by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Acquisition Proposal to “20% or more” will be deemed to be references to “more than 50%”. Any Expenses previously paid by the Company to Parent pursuant to Section 8.3 shall be credited toward, and offset against, the payment of the Company Termination Fee.

(c) In the event that (i) this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii), or (ii) (A) this Agreement is terminated by (x) Parent or the Company pursuant to Section 8.1(b) (if, and only if, the applicable Legal Restraint giving rise to such termination arises in connection with the Required Regulatory Approvals) or pursuant to Section 8.1(c), or (y) the Company pursuant to Section 8.1(d)(i) based on a failure by Parent to perform its covenants or agreements under Section 6.5, (B) at the time of such termination, any of the conditions set forth in Section 7.1(c) or, solely in connection with the Required Regulatory Approvals, Section 7.1(b), shall have not been satisfied and (C) (1) Parent is in breach of its obligations pursuant to Section 6.5 (a “Parent Regulatory Covenant Breach”), (2) the Company has notified Parent promptly (and in any event no later than five (5) Business Days) after becoming aware of any such Parent Regulatory Covenant Breach, (3) each of the conditions set forth in Section 7.1 and Section 7.2 (other than any of the Regulatory Conditions) has been and continues to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, but which condition would be satisfied or would be capable of being satisfied if the Closing Date were then to occur), (4) one or more Regulatory Conditions have not been satisfied (the “Unsatisfied Conditions”) and (5) the Parent Regulatory Covenant Breach has materially contributed to the failure of the Unsatisfied Conditions to be satisfied, then, in either of clauses (i) or (ii) above, Parent shall pay to the Company the Parent Termination Fee by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable notice of termination pursuant to Section 8.1(b), Section 8.1(c), Section 8.1(d)(i) or Section 8.1(d)(iii), as the case may be.

(d) The Parties hereto acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion.

(e) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to promptly pay an amount due pursuant to Section 8.2(b), or Parent fails to promptly pay an amount due pursuant to Section 8.2(c) and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.2(c), or any portion thereof, the Company shall pay to Parent or Parent shall pay to the Company, as applicable, its reasonable actual out-of-pocket costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by such Party) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition, in effect on the date of such judgment. Any amount payable pursuant to Section 8.2(b) or Section 8.2(c) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b) or Section 8.2(c).

(f) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and Parent is entitled to receive, or in circumstances that give rise to the payment of, the Company Termination Fee from the Company or the Company is entitled to receive, or in circumstances that give rise to the payment of, the Parent Termination Fee from Parent, as applicable, pursuant to Section 8.2, then (i) the Company Termination Fee or the Parent Termination Fee, as applicable, and the Expenses payable to Parent or the Company pursuant to Section 8.3, as applicable, shall (x) if Parent is entitled to the Company Termination Fee, be the sole and exclusive remedy of Parent, Merger Sub, and their respective Affiliates against the Company, its subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, Representatives or agents, or (y) if the Company is entitled to the Parent Termination Fee, be the sole and exclusive remedy of the Company and its Affiliates against Parent, Merger Sub, their respective subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, Representatives or agents, in either case, in the event of termination of this Agreement in circumstances giving rise to the payment of such Company Termination Fee or Parent Termination Fee, as the case may be (including for any loss suffered as a result of any breach of any covenant or agreement in this Agreement giving rise to such termination, or in respect of any representation made or alleged to have been made in connection with this Agreement), and (ii) such paying Party and its respective subsidiaries and their respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, Affiliates, employees, Representatives and agents shall have no further liability or obligation relating to or arising out of this Agreement including the termination hereof and including in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

SECTION 8.3 Expenses. If this Agreement is terminated pursuant to (i) Section 8.1(d)(i), then Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination and a written demand by the Company therefore, or (ii) Section 8.1(e)(i), then the Company, shall promptly, but in no event later than two (2) Business Days after the date of such termination and a written demand by Parent therefore, in either case, pay to the Party making such demand, as applicable, all reasonable actual out-of-pocket fees and expenses incurred by the Company and its Affiliates or Parent and its Affiliates, as applicable, in connection with this Agreement and the transactions contemplated by this Agreement (including with respect to obtaining financing), in an amount not to exceed $10,000,000 (provided that the Company or Parent, as applicable, provides reasonable documentation therefor) (“Expenses”). Except as otherwise specifically provided herein (including Section 8.2(b) and this Section 8.3), each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby. Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement shall survive beyond the Effective Time and there shall be no Liability in respect thereof, whether such Liability has accrued prior to or after the Effective Time, on the part of any Party, its Affiliates or any of their respective partners, members, officers, directors, agents or Representatives except for those covenants and agreements contained herein to the extent that, by their terms, are to be performed after the Effective Time.

SECTION 9.2 Modification or Amendment. At any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided, however, that after receipt of the Company Requisite Vote, there shall be made no amendment that by applicable Law requires further approval by the shareholders of the Company without the further approval of such shareholders.

SECTION 9.3 Waiver. Any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies. No waiver by any Party of any breach or anticipated breach of any provision hereof by any other Party shall be deemed a waiver of any other contemporaneous, preceding or succeeding breach or anticipated breach, whether similar or not. Except as provided in this Agreement, no action taken pursuant to this Agreement, including investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance by any other Party with any representations, warranties, covenants or agreements contained in this Agreement. All consents given hereunder shall be in writing.

SECTION 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and, in the case of delivery in person, shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice); provided, however, that delivery by e-mail shall be deemed to have been duly given upon receipt only if confirmed by e-mail or telephone:

(a)	if to Parent or Merger Sub:

Avangrid, Inc.

180 Marsh Hill Road

Orange, Connecticut 06477

Attention: R. Scott Mahoney, SVP - General Counsel & Corporate Secretary

E-Mail: Scott.Mahoney@avangrid.com

with an additional copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

Attention: David Kurzweil

E-Mail: david.kurzweil@lw.com

(b)	if to the Company:

PNM Resources, Inc.

414 Silver Ave. SW

Albuquerque, New Mexico 87102-3289

Attention: Patrick V. Apodaca

E-Mail: patrick.apodaca@pnmresources.com

with an additional copy (which shall not constitute notice) to:

Troutman Pepper Hamilton Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

Attention: R. Mason Bayler, Jr.

E-Mail: mason.bayler@troutman.com

SECTION 9.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement with counterparty(ies) containing customary provisions that require each counter-party(ies) thereto (and each of its (their) representatives named therein) that receive information of or with respect to the Company or its subsidiaries to keep such information confidential (i) in effect on the date hereof or (ii) entered into on or after the date hereof on terms (x) no less favorable in the aggregate to the Company and (y) no less restrictive in the aggregate to such counter-party(ies) (and each of its (their) representatives) than those contained in the Confidentiality Agreement (except for such changes specifically and expressly permitted pursuant to this Agreement), it being understood that such confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal.

(b) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person.

(c) “Anti-Corruption Law” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including laws that prohibit the corrupt payment, offer, promise, or authorization, acceptance, or agreement to accept the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, foreign government employee or commercial entity or to anyone to obtain or retain business or other improper benefit or advantage, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§78dd-1 et seq.), the U.K. Bribery Act of 2010, and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(d) “Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that immediately precedes the Closing Date.

(e) “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the United States in New York, New York or in Madrid, Spain.

(f) “CFIUS” means the interagency Committee on Foreign Investments in the United States.

(g) “Charter Documents” means, with respect to any entity at any time, in each case as amended, modified and supplemented at that time, (i) the articles of association or certificate of formation, incorporation, partnership or organization (or the equivalent organizational documents) of that entity, (ii) the bylaws, partnership agreement or limited liability company agreement or regulations (or the equivalent governing documents) of that entity, and (iii) each document setting forth the designation, amount and relative rights, limitations and preferences of any class or series of that entity’s Equity Securities or of any rights in respect of that entity’s Equity Securities.

(h) “Company Collective Bargaining Agreement” means any Contract between the Company or any of its subsidiaries and any labor organization or other authorized employee representative representing current or former employees of the Company or any of its subsidiaries.

(i) “Company Parties” means, collectively, the Company, its subsidiaries and its Joint Ventures, and each of them individually is a “Company Party”.

(j) “Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, option, warranty, sales order, purchase order, license, sublicense, insurance policy, benefit plan or commitment or undertaking of any nature, excluding any Permit.

(k) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(l) “COVID Actions” means any commercially reasonable actions taken by a Party or its subsidiaries (after determination by such Party or its applicable subsidiary that such actions are necessary and prudent) to the extent that such action would have been taken by a reasonable Person similarly situated as such Party and its subsidiaries in connection with (i) mitigating the adverse effects occurring after the date hereof of events caused by the 2019 novel coronavirus pandemic or the public health emergency resulting therefrom (including as reasonably necessary to protect the health and safety of customers, suppliers, employees and other business relationships of such Person) or (ii) ensuring compliance by such Person and its subsidiaries and their respective directors, officers and employees with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other Laws, in each case, enacted after the date of this Agreement, by any Governmental Entity in response to the 2019 novel coronavirus.

(m) “Credit Facilities” means the agreements (as in effect on the date of this Agreement) listed in Section 9.5(m) of the Company Disclosure Schedule, and any replacements or refinancings thereof entered into after the date hereof in compliance with Section 5.1.

(n) “Derivative Product” means any swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument or Contract, based on any commodity, security, instrument, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity, natural gas, fuel oil, coal, emissions allowances and offsets, and other commodities, currencies, interest rates and indices.

(o) “Equity Conversion Factor” means that number of shares of Parent Common Stock determined by dividing the Per Share Merger Consideration by the Average Parent Stock Price.

(p) “Equity Securities” of any Person means, as applicable (i) any and all of its shares of capital stock, membership interests or other equity interests or share capital, (ii) any warrants, Contracts or other rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interests or share capital of such Person, (iii) all securities or instruments, directly or indirectly, exchangeable for or convertible or exercisable into, any of the foregoing or with any profit participation features with respect to such Person, or (iv) any share appreciation rights, phantom share rights or other similar rights with respect to such Person or its business.

(q) “ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that would be treated at any relevant time together with the Person or any of its subsidiaries as a “single employer” within the meaning of Section 414 of the Code or 4001(b) of ERISA.

(r) “Exchange Act” means Securities Exchange Act of 1934, as amended.

(s) “FERC” means the Federal Energy Regulatory Commission.

(t) “Final Order” means, with respect to any Governmental Entity, action by such Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended and is legally binding and effective.

(u) “FPA” means, the Federal Power Act, as amended, including all regulations promulgated thereunder.

(v) “GAAP” means the generally accepted accounting principles for financial reporting in the United States consistently applied through the periods involved.

(w) “Government Official” means (i) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office, or (iii) any official, officer, employee, or any person acting in an official capacity for or on behalf of, any company, business, enterprise or other entity owned (in whole or in substantial part) controlled by or affiliated with a Governmental Entity.

(x) “Governmental Entity” means (i) any government, (ii) any governmental or regulatory entity, body, department, commission, subdivision, board, bureau, administrative agency or instrumentality, (iii) any court, tribunal, judicial body, or arbitrator or arbitration panel, (iv) any non-governmental self-regulatory agency or securities exchange, or (v) the North American Electric Reliability Corporation, in each of clauses (i) through (iv) whether supranational, national, federal, state, county, municipal, provincial, and whether domestic or foreign.

(y) “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(z) “Intellectual Property” means all worldwide intellectual property, industrial property and proprietary rights, including all (i) patents, patent applications (including patents issued thereon), methods, technology, designs, processes, inventions, statutory invention registrations, copyrights, works of authorship, software and systems, Trademarks, service marks, trade names, corporate names, domain names, logos, trade dress and other source indicators and the goodwill of the business symbolized thereby, trade secrets, know-how and tangible and intangible proprietary information and materials (including, in each case, to the extent applicable, reissues, divisions, continuations, continuations in part, extensions and re-examinations of any of the foregoing and all rights therein provided by international treaties or conventions), (ii) registrations, applications, provisionals, divisions, continuations, continuations-in-part, re-examinations, extensions, re-issues, renewals and foreign counterparts of or for any of the foregoing and (ii) the right to sue and collect damages for any past infringement of any of the foregoing.

(aa) “Interim Period” means the period from the date of this Agreement until the earlier of the Closing or the valid termination of this Agreement in accordance with Article VIII.

(bb) “Intervening Event” means any event, development, change, effect or occurrence that affects or would reasonably be expected to affect (i) the business, financial condition or continuing results of operation of the Company and its subsidiaries, taken as a whole or (ii) the shareholders of the Company (including the benefits of the Merger to the shareholders of the Company) in either case that (a) is material, (b) first became known to the Company Board of Directors after the execution of this Agreement, (c) becomes known to the Company Board of Directors prior to obtaining the Company Requisite Vote and (d) does not relate to or involve any Acquisition Proposal; provided that no event, fact, circumstance, development or occurrence that has had or would reasonably be expected to have an adverse effect on the business, financial condition or continuing results of operations of, or the market price of the securities of, Parent or any of its subsidiaries shall constitute an “Intervening Event” unless such event, fact, circumstance, development or occurrence has had or would reasonably be expected to have a Parent Material Adverse Effect; provided, further, that none of the following shall constitute an Intervening Event: (i) any action taken by any Party hereto pursuant to and in compliance with the affirmative covenants set forth in Section 6.5, or the consequences of any such action, and (ii) the receipt, existence or terms of an Acquisition Proposal, or the consequences thereof.

(cc) “Joint Venture” of a Person, means any Person that is not a subsidiary of such first Person, in which such first Person or one or more of its subsidiaries owns directly or indirectly any Equity Securities, other than Equity Securities held for passive investment purposes that are less than five percent (5%) of each class of the outstanding voting securities or voting capital stock of such second Person.

(dd) “knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(dd) of the Company Disclosure Schedule and (ii) with respect to Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 9.5(dd) of the Parent Disclosure Schedule.

(ee) “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, injunction, rule, regulation, executive order, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity or any order or decision of an applicable arbitrator or arbitration panel.

(ff) “Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, matured, absolute, determined, determinable, contingent or otherwise, and regardless of when asserted or by whom.

(gg) “Material Adverse Effect” means any event, development, change, circumstances, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, circumstances, effects or occurrences, (a) would prevent or materially impair or materially delay the consummation of the Merger or (b) has a material adverse effect on or with respect to the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole; provided that, with respect to clause (b) only, no events, developments, changes, circumstances, effects or occurrences relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect and no event, development, change, circumstance, effect or occurrence relating to, arising out of or in connection with or resulting from any of the following shall be taken into account when determining whether a Material Adverse Effect has occurred or may, would or could occur: (i) general changes or developments in the legislative or political condition, or in the economy or the financial, debt, capital, credit, commodities or securities markets, in each such case, in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions, (ii) any change affecting any industry in which the Company or its subsidiaries operate, including electric generating, transmission or distribution industries (including, in each case, any changes in operations thereof) or any change affecting retail markets for electric power, capacity or fuel or related products, (iii) any changes in the national, regional, state, provincial or local electric generation, transmission or distribution systems or increases or decreases in planned spending with respect thereto, (iv) the entry into this Agreement or the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, regulators, lenders, partners or employees of the Company and its subsidiaries, (v) any action taken or omitted to be taken by such Party at the express written request of or with the express written consent of the other Parties, (vi) any actions required to be undertaken by the Company in accordance with, subject to and consistent with Section 6.5 of this Agreement to obtain any Consent or make any Filing required for the consummation of the Merger and the other transactions contemplated herein or, in connection therewith, any written proposal or commitment made by either Party or its Affiliates to any Governmental Entity in accordance with, subject to and consistent with Section 6.5 or imposed by any Governmental Entity, in each case, in order to obtain the Required Regulatory Approvals or the CFIUS Approval, (vii) changes after the date hereof in any applicable Laws or applicable binding accounting regulations or principles or interpretation or enforcement thereof by any Governmental Entity, (viii) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, act of God, pandemic or epidemic, including the coronavirus and the taking of any COVID Action, (ix) any outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions, (x) any change in the market price or trading volume of the shares of the Company or the credit rating of the Company or any of its subsidiaries, (xi) any failure by the Company to meet any published analyst estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, or (xii) any litigation or claim threatened or initiated by shareholders, ratepayers, customers or suppliers of the Company (each in their capacity as such) against the Company, any of its subsidiaries or any of their respective officers or directors (in each case, in their capacity as such), in each case, arising out of the execution of this Agreement or the transactions contemplated hereby (it being understood that in the cases of clauses (x) or (xi), the facts, events or circumstances giving rise to or contributing to such change or failure may be deemed to constitute, and may be taken into account in determining whether there has been a Material Adverse Effect); except in the cases of clauses (i), (ii), (iii), (vi), (vii) or (viii), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industry in which such Party operates in the United States (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that, notwithstanding anything herein or otherwise to the contrary, the effect of the failure to obtain the consent of the Existing Lenders to the execution of this Agreement prior to the execution and delivery hereof (but not the effect of the failure to obtain consents from Existing Lenders to the Closing that may be required under the Contracts with the Existing Lenders) may be considered, and taken into account, in determining whether a “Material Adverse Effect” has occurred or may, would or could occur (without giving effect to, and disregarding, any of the exceptions set forth in each of the preceding clauses (i) through (xii)).

(hh) “Material Business Transaction” means a transaction (i) that would prevent, materially delay or materially impair the consummation of the Merger or (ii) in which the holders of Company Shares would not be entitled to receive, in respect of each Company Share held thereby (other than Cancelled Shares and Dissenting Shares), an amount in cash equal to the Per Share Merger Consideration (taking into account the amounts paid in respect thereof pursuant to this Agreement).

(ii) “NMBCA” means the Business Corporation Act of the State of New Mexico, as amended.

(jj) “NYSE” means the New York Stock Exchange.

(kk) “Parent Common Stock” means the common stock, $0.01 par value per share, of Parent.

(ll) “Parent Material Adverse Effect” means, with respect to Parent or Merger Sub, any event, development, change, circumstances, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, circumstances, effects or occurrences, would prevent or materially impair or materially delay the consummation of the Merger by Parent or Merger Sub.

(mm) “Parent Parties” means, collectively, Parent, its subsidiaries and Joint Ventures (including Merger Sub), and each of them individually, a “Parent Party.”

(nn) “Parent Termination Fee” means an amount equal to $184,000,000.

(oo) “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

(pp) “Personal Information” means, in addition to any information defined or described by a Person or any of its subsidiaries as “personal information” in any privacy notice or other public-facing statement by or on behalf of such Person or its subsidiaries, all information identifying an individual or regarding an identified or identifiable individual (such as name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person).

(qq) “PUHCA” means the Public Utility Holding Company Act of 2005, including all regulations promulgated thereunder.

(rr) “Privacy Rules and Policies” means any privacy policies and any other terms applicable to the collection, retention, use, disclosure and distribution of Personal Information from individuals, and any laws related to the collection, use, access to, transmission, disclosure, alteration or handling of Personal Information.

(ss) “Regulatory Condition” means (a) the approvals required to satisfy the conditions to closing set forth in Section 7.1(c) and Section 7.1(d) and (b) each of the conditions to Closing set forth in Section 7.2(e) as it relates to the Company Regulatory Approvals.

(tt) “Significant Subsidiary” means a subsidiary of any Person that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X of the SEC.

(uu) “Specified Required Regulatory Approval” means each of the Required Regulatory Approvals marked with two number signs (##) on Section 3.5(b) of the Company Disclosure Schedule or Section 4.4(b) of the Parent Disclosure Schedule, as applicable.

(vv) “subsidiary” or “subsidiaries” means, with respect to any Person, (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which 50% or more of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) 50% or more of the capital accounts, distribution rights, total equity or voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise or (ii) such Person or any subsidiary of such Person is a controlling General Partner or otherwise controls such entity.

(ww) “Tax Return” means all returns, declarations, reports, statements and other documents (including any elections, amended returns, claim for refund, disclosures, schedules, estimated Tax declaration or filing or information returns) filed or required to be filed with a Taxing Authority in respect of any and all Taxes, including any and all attachments, amendments and supplements thereto.

(xx) “Taxes” means all federal, state, local and non-U.S. taxes, charges, fees, levies, imposts, duties or other assessments of a similar nature, including income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy, escheat or unclaimed property or other taxes, duties, assessments and similar governmental charges of any kind whatsoever imposed by any Taxing Authority, together with all interest, penalties and additions imposed with respect to such amounts.

(yy) “Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

(zz) “Trademark” means trademarks, service marks, trade names, service names, trade dress, logos and other identifiers of source, including all goodwill associated therewith, and any and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all renewals of any of the foregoing and Internet domain names.

(aaa) “Treasury Regulations” means the final or temporary Treasury Regulations promulgated by the United States Department of Treasury.

(bbb) “Willful Breach” means any material breach of, or material failure to perform, any covenant or other agreement contained in this Agreement that is a consequence of an act or failure to act undertaken by or on behalf of the breaching Party with actual or constructive knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement. For the avoidance of doubt, a Willful Breach will include a Party’s failure to consummate the Closing when required under this Agreement.

SECTION 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement shall be interpreted as to effect the original intent of the Parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

SECTION 9.8 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) with respect to the provisions of Section 6.11 which shall inure to the benefit of the Indemnified Parties benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Company Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement (c) at and after the Effective Time, the rights of the holders of Restricted Stock Rights and Performance Shares to receive the payments contemplated by the applicable provisions of Section 2.2 at the Effective Time in accordance with the terms and conditions of this Agreement, and (d) prior to the Effective Time, the rights of the holders of Company Common Stock to pursue claims for damages and other relief, including equitable relief, for Parent’s or Merger Sub’s breach of this Agreement subject to Section 8.2(a); provided that the rights granted to the holders of Company Common Stock pursuant to the foregoing clause (d) of this Section 9.8 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the

Parties hereto. Consequently, Persons other than the Parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

SECTION 9.9 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to choice of law principles thereof or of any other jurisdiction that would mandate or permit the application of the Laws of any jurisdiction other than the State of Delaware), except that any matter relating to the (a) fiduciary obligations of the Company Board of Directors shall be governed by the Laws of the State of New Mexico and (b) the mechanics of the Merger shall be governed by the NMBCA.

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12 Specific Performance.

(a) The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the Parties’ obligation to consummate the Merger and Parent’s obligation to pay, and (i) the right of Company shareholders to receive following the Closing, the aggregate Per Share Merger Consideration, (ii) the right of holders of Restricted Stock Rights to receive the consideration as and to the extent payable pursuant to Section 2.2, (iii) the right of holders of Performance Shares to receive the consideration as and to the extent payable pursuant to Section 2.2(b), and (iv) the right of holders of Company Common Stock issued under the Direct Plan or the Directors Deferred Plan to receive the consideration as and to the extent payable pursuant to Section 2.2(c) or Section 2.2(d), respectively, subject in each case to the terms and conditions of this Agreement), without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, each Party shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of Section 6.5 by the other Parties and to cause the other Parties to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.3, on the terms and subject to the conditions in this Agreement.

(b) Each of the Parties agrees that it will not raise any objections to the availability of the equitable remedy of specific performance or other equitable relief as provided herein, including objections on the basis that (i) a Party has an adequate remedy at law or equity or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. The election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee pursuant to Section 8.2(c). The Parties hereto agree that nothing set forth in this Section 9.12 shall require any party hereto to institute any proceeding for specific performance under this Section 9.12 prior to or as a condition to exercising any termination right under Article VIII (and/or receipt of any amounts due pursuant to Section 8.2), nor shall the commencement of any legal action or legal proceeding pursuant to this Section 9.12 or anything set forth in this Section 9.12 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII.

(c) If the Company has the right to terminate this Agreement pursuant to Section 8.1(d)(iii) but instead elects to bring an action for specific performance pursuant to this Section 9.12, then if such action for specific performance is unsuccessful, the Company shall not be deemed to have waived its right to terminate this Agreement pursuant to Section 8.1(d)(iii) and may thereafter terminate this Agreement pursuant to Section 8.1(d)(iii) and Parent shall pay the Parent Termination Fee pursuant to Section 8.2(c).

(d) If, prior to the End Date, any Party brings an action to enforce specifically the performance of the terms and provisions of this Agreement by another Party, the End Date shall automatically be extended by (i) the amount of time during which such action is pending, plus ten (10) Business Days, or (ii) such other time period established by the court presiding over such action.

SECTION 9.13 Jurisdiction. Each of the Parties irrevocably (a) agrees that it shall bring any and all actions or proceedings in respect of any claim arising out of, related to, or in connection with, this Agreement, the Merger or the other transactions contemplated by this Agreement, whether in tort or contract or at law or in equity, exclusively in Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if such court shall not have or declines to accept jurisdiction over a particular matter, then any federal court within the State of Delaware, (b) submits with regard to any such action or proceeding, generally and unconditionally, to the personal jurisdiction of such courts and agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in

Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

SECTION 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 9.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent, Merger Sub or the Surviving Corporation when due.

SECTION 9.16 Interpretation. When reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement, as applicable, unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive and has the meaning represented by the phrase “and/or”. References to “dollars” or “$” are to United States of America dollars. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if”. Whenever the phrase “ordinary course” or “ordinary course of business” is used in this Agreement, it shall be deemed to be followed by the words “consistent with past practice” whether or not so specified. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Terms defined in the singular have a comparable meaning when used in the plural, and vice versa. References herein to any gender include any other gender. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Material Adverse Effect” under this Agreement. Unless otherwise indicated, all references herein to the subsidiaries of a Person shall be deemed to include all direct and indirect subsidiaries of such Person unless otherwise indicated or the context otherwise requires. Each representation or warranty in Article III or Article IV made by any Party relating to a Joint Venture of such Party that is neither operated nor managed solely by such Party or a subsidiary of such Party, shall be deemed to be made only to the knowledge of such Party. When used in this Agreement, the phrase “made available” shall mean provided by the Company or Parent, as applicable, (i) via email to the other Party or its Representatives, (ii) in a virtual data room accessible by the other Party established in connection with the transactions contemplated by this Agreement, (iii) at the offices of a Party or its Affiliates or (iv) included in, as an exhibit or schedule, the Company SEC Reports or Parent SEC Reports, as applicable, in each cases of clauses (i), (ii), (iii) or (iv) above, as of or prior to 4:00 p.m., Eastern Time, on October 19, 2020.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

PNM RESOURCES, INC.

By:	/s/ Patricia K. Collawn
Patricia K. Collawn
Chairman, President and Chief Executive Officer

PARENT:

AVANGRID, INC.

By:	/s/ Dennis V. Arriola
Name: Dennis V. Arriola
Title: Chief Executive Officer

MERGER SUB:

NM GREEN HOLDINGS, INC.

By:	/s/ Dennis V. Arriola
Name: Dennis V. Arriola
Title: President and Treasurer

Exhibit A

Press Releases